    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 1996

                                                       REGISTRATION NO. 33-64881
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-6
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                            ------------------------

A. EXACT NAME OF TRUST:
                       GOVERNMENT SECURITIES EQUITY TRUST
                                    SERIES 9

B. NAME OF DEPOSITOR:
                       PRUDENTIAL SECURITIES INCORPORATED

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:
                               One Seaport Plaza
                                199 Water Street
                            New York, New York 10292

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY TO:
       LEE B. SPENCER, JR., ESQ.                 KENNETH W. ORCE, ESQ.
   PRUDENTIAL SECURITIES INCORPORATED           CAHILL GORDON & REINDEL
           One Seaport Plaza                         80 Pine Street
            199 Water Street                    New York, New York 10005
        New York, New York 10292

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

                        AN INDEFINITE NUMBER OF UNITS OF
                             GOVERNMENT SECURITIES
                                  EQUITY TRUST
                                    SERIES 9
                    Pursuant to Rule 24f-2 promulgated under

                 the Investment Company Act of 1940 as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
                                   INDEFINITE

G. AMOUNT OF FILING FEE:

                       $500 (AS REQUIRED BY RULE 24F-2)*


H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.


/ / CHECK BOX IF IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON
    FEBRUARY 7, 1996 IMMEDIATELY UPON FILING PURSUANT TO RULE 487.

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* This amount was previously paid.

                       GOVERNMENT SECURITIES EQUITY TRUST
                                    SERIES 9

                             CROSS-REFERENCE SHEET

                      PURSUANT TO RULE 404 OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION AS
                         TO THE PROSPECTUS IN FORM S-6)

                  FORM N-8B-2                            FORM S-6
                  ITEM NUMBER                      HEADING IN PROSPECTUS
     -------------------------------------  -----------------------------------
                    I. ORGANIZATION AND GENERAL INFORMATION
 1.  (a) Name of Trust....................  Prospectus front cover
     (b) Title of securities issued.......  Prospectus front cover
 2.  Name and address of each depositor...  Sponsor, Prospectus back cover
 3.  Name and address of trustee..........  Trustee
 4.  Name and address of each principal
          underwriter.....................  Sponsor
 5.  State of organization of trust.......  The Trust
 6.  Execution and termination of trust
          agreement.......................  Summary of Essential Information;
                                              The Trust; Amendment and
                                              Termination of the
                                              Indenture--Termination
 7.  Changes of Name......................  *
 8.  Fiscal year..........................  *
 9.  Litigation...........................  *

                 II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
10.  (a) Registered or bearer
          securities......................  *
     (b) Cumulative or distributive
          securities......................  *
     (c) Redemption.......................  Rights of Unit Holders--Redemption
     (d) Conversion, transfer, etc........  Rights of Unit Holders--Redemption
     (e) Periodic payment plan............  *
     (f) Voting rights....................  *
     (g) Notice to certificateholders.....  The Trust; Rights of Unit Holders--
                                              Reports and Records; Sponsor--
                                              Responsibility; Sponsor--Resignation;
                                              Trustee--Resignation; Amendment
                                              and Termination of the Indenture
     (h) Consents required................  The Trust; Amendment and

                                              Termination of the Indenture
     (i) Other provisions.................  Tax Status
11.  Type of securities comprising
          units...........................  Prospectus front cover; The Trust
12.  Certain information regarding
          periodic payment certificates...  *

------------
* Inapplicable, answer negative or not required.

                  FORM N-8B-2                            FORM S-6
                  ITEM NUMBER                      HEADING IN PROSPECTUS
     -------------------------------------  -----------------------------------
13.  (a) Load, fees, expenses, etc........  Summary of Essential Information;
                                              Public Offering of Units--Public
                                              Offering Price; Public Offering
                                              of Units--Profit of Sponsor;
                                              Public Offering of Units--Volume
                                              Discount; Public Offering of
                                              Units--Employee Discount;
                                              Exchange Option; Reinvestment
                                              Program; Expenses and Charges
     (b) Certain information regarding
          periodic payment certificates...  *
     (c) Certain percentages..............  Summary of Essential Information;
                                              Public Offering of Units--Public
                                              Offering Price; Public Offering
                                              of Units--Profit of Sponsor;
                                              Public Offering of Units--Volume
                                              Discount; Public Offering of
                                              Units--Employee Discount;
                                              Exchange Option
     (d) Price differentials..............  Public Offering of Units--Employee
                                              Discount
     (e) Certain other fees, etc. payable
          by holders......................  Rights of Unit Holders--Certificates
     (f) Certain other profits receivable
          by depositor, principal
          underwriter, trustee or
          affiliated persons..............  Rights of Unit Holders--Redemption--
                                              Purchase by the Sponsor of Units
                                              Tendered for Redemption
     (g) Ratio of annual charges to
          income..........................  *
14.  Issuance of trust's securities.......  The Trust; Rights of Unit Holders--
                                              Certificates

15.  Receipt and handling of payments from
          purchasers......................  *
16.  Acquisition and disposition of
          underlying securities...........  The Trust--Trust Formation; The
                                              Trusts--Securities Selection;
                                              Rights of Unit Holders--Redemption;
                                              Sponsor--Responsibility
17.  Withdrawal or redemption.............  Rights of Unit Holders--Redemption
18.  (a) Receipt, custody and disposition
          of income.......................  Rights of Unit Holders--Distributions;
                                              Rights of Unit Holders--Reports
                                              and Records
     (b) Reinvestment of distributions....  Reinvestment Program
     (c) Reserves or special funds........  Expenses and Charges; Rights of
                                              Unit Holders--Distributions
     (d) Schedule of distributions........  *
19.  Records, accounts and reports........  Rights of Unit Holders--Distributions;
                                              Rights of Unit Holders--Reports
                                              and Records
20.  Certain miscellaneous provisions of
          trust agreement.................  Sponsor--Limitations on Liability
     (a) Amendment........................  Sponsor--Resignation
     (b) Termination......................  Trustee--Limitations on Liability
     (c) and (d) Trustee, removal and
          successor.......................  Trustee--Resignation
     (e) and (f) Depositor, removal and
          successor.......................  Amendment and Termination of the
                                              Indenture

------------
* Inapplicable, answer negative or not required.

                  FORM N-8B-2                            FORM S-6
                  ITEM NUMBER                      HEADING IN PROSPECTUS
     -------------------------------------  -----------------------------------
21.  Loans to security holders............  *
22.  Limitation on liability..............  The Trust; Sponsor--Limitations on
                                              Liability; Trustee--Limitations
                                              on Liability; Evaluator--Limitations
                                              on Liability
23.  Bonding arrangements.................  Additional Information--Item A
24.  Other material provisions of trust
          agreement.......................  *

                       III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor............  Sponsor
26.  Fees received by depositor...........  *
27.  Business of depositor................  Sponsor
28.  Certain information as to officials
          and affiliated persons of
          depositor.......................  Contents of Registration
                                              Statement--Part II
29.  Companies controlling depositor......  Sponsor
30.  Persons controlling depositor........  *
31.  Payments by depositor for certain
          services rendered to trust......  *
32.  Payments by depositor for certain
          other services rendered to
          trust...........................  *
33.  Remuneration of employees of
          depositor for certain services
          rendered to trust...............  *
34.  Remuneration of other persons for
          certain services rendered to
          trust...........................  *
35.  Distribution of trust's securities in
          states..........................  Public Offering of Units--Public
                                              Distribution
36.  Suspension of sales of trust's
          securities......................  *
37.  Revocation of authority to
          distribute......................  *
38.  (a) Method of distribution...........  Public Offering of Units
     (b) Underwriting agreements..........  Public Offering of Units
     (c) Selling agreements...............  Public Offering of Units
39.  (a) Organization of principal
          underwriter.....................  Sponsor
     (b) N.A.S.D. membership of principal
          underwriter.....................  Sponsor
40.  Certain fees received by principal
          underwriter.....................  *
41.  (a) Business of principal
          underwriter.....................  Sponsor
     (b) Branch offices of principal
          underwriter.....................  Sponsor
     (c) Salesmen of principal
          underwriter.....................  *
42.  Ownership of trust's securities by
          certain persons.................  *
43.  Certain brokerage commissions
          received by principal
          underwriter.....................  *
44.  (a) Method of valuation..............  Summary of Essential Information;
                                              Public Offering of Units--Public
                                              Offering Price; Public Offering
                                              of Units--Public Distribution;
                                              Public Offering of
                                              Units--Secondary Markets


------------
* Inapplicable, answer negative or not required.

                  FORM N-8B-2                            FORM S-6
                  ITEM NUMBER                      HEADING IN PROSPECTUS
     -------------------------------------  -----------------------------------
     (b) Schedule as to offering price....  *
     (c) Variation in offering price to
          certain persons.................  Public Offering of Units--Public
                                              Distribution; Public Offering of
                                              Units--Volume Discount; Public
                                              Offering of Units--Employee
                                              Discount; Exchange Option
45.  Suspension of redemption rights......  *
46.  (a) Redemption Valuation.............  Summary of Essential Information;
                                              Rights of Unit Holders--Redemption--
                                              Computation of Redemption Price
                                              per Unit
     (b) Schedule as to redemption
          price...........................  *
47.  Maintenance of position in underlying
          securities......................  Public Offering of Units--Secondary
                                              Market; Rights of Unit Holders--
                                              Redemption--Computation of
                                              Redemption Price per Unit; Rights
                                              of Unit Holders--Redemption--Purchase
                                              by the Sponsor of Units Tendered
                                              for Redemption


                          IV. INFORMATION CONCERNING
                           THE TRUSTEE OR CUSTODIAN
48.  Organization and regulation of
          trustee.........................  Trustee
49.  Fees and expenses of trustee.........  Expenses and Charges
50.  Trustee's lien.......................  Expenses and Charges--Other Charges

                    V. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
51.  Insurance of holders of trust's
          securities......................  *

                           VI. POLICY OF REGISTRANT

52.  (a) Provisions of trust agreement
          with respect to selection or
          elimination of underlying
          securities......................  Prospectus front cover; The
                                              Trust--Trust Formation; The
                                              Trust--Objectives and Securities
                                              Selection; Sponsor--Responsibility
     (b) Transactions involving
          elimination of underlying
          securities......................  *
     (c) Policy regarding substitution or
          elimination of underlying
          securities......................  Sponsor--Responsibility
     (d) Fundamental policy not otherwise
          covered.........................  *
53.  Tax status of trust..................  Prospectus front cover; Tax Status

                  VII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten
          years...........................  *
55.                                         *
56.  Certain information regarding
          periodic payment certificates...  *
57.                                         *
58.                                         *
59.  Financial statements (Instruction
          1(c) to Form S-6)...............  Statement of Financial Condition

------------
* Inapplicable, answer negative or not required.

                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 9

                                [G/SET 9  LOGO]




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The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in Class A shares of the Alliance Technology Fund, Inc., an open-end, diversified, registered management investment company.

The investment objective of the Alliance Technology Fund (the 'Fund') is growth of capital. The Fund invests for capital appreciation and only incidentally for current income. The Fund may seek income by writing listed call options. The Fund will seek to achieve its objective by investing primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes). The Fund will normally have at least 80% of its assets invested in the securities of these companies. The Fund normally will have substantially all its assets invested in equity securities, but it also invests in debt securities offering an opportunity for price appreciation. The Fund will invest in listed and unlisted securities and U.S. and foreign securities, but it will not purchase a foreign security if as a result 10% or more of the Fund's total assets would be invested in foreign securities. The Fund's policy is to invest in any company and industry and in any type of security with potential for capital appreciation. It invests in well-known and established companies and in new and unseasoned companies. The Fund may also:
(i) write and purchase exchange-listed call options and purchase listed put options, including exchange-traded index put options; (ii) invest up to 10% of its total assets in warrants; (iii) invest in restricted securities and in other assets having no ready market if as a result no more than 10% of the Fund's net assets are invested in such securities and assets; (iv) lend portfolio securities equal in value to not more than 30% of the Fund's total assets; and
(v) invest up to 10% of its total assets in foreign securities. There can be no assurance that the Fund or the Trust will achieve its objectives. Units of the Trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans and other tax-deferred retirement plans.

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SPONSOR:

                                                    PRUDENTIAL SECURITIES [LOGO]

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A

CRIMINAL OFFENSE.
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PLEASE READ AND RETAIN                         Prospectus dated February 7, 1996
THIS PROSPECTUS FOR FUTURE REFERENCE.

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     This Prospectus does not contain all the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

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THE TRUST


     Government Securities Equity Trust Series 9 consists of one underlying unit investment trust (the 'Trust' or 'GSET' as the context requires) composed of stripped United States Treasury issued notes or bonds bearing no current interest (the 'Treasury Obligations') and shares of Class A common stock ('Fund Shares') of the Alliance Technology Fund, Inc. (the 'Fund'), an open-end, diversified, registered management investment company, or contracts and funds for the purchase thereof (the Treasury Obligations and the Fund Shares, collectively, the 'Securities'). The Trust contains Treasury Obligations maturing approximately 14.5 years from the Date of Deposit and Fund Shares.


     The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in shares of the Fund. The objective of the Fund is growth of capital. There is, of course, no assurance that the objectives of the Fund or the Trust will be achieved.


     The Trust is structured to contain a sufficient amount of Treasury Obligations to insure that an investor will receive, at the maturity of such Trust, $15.00 per unit. However, an investor holding his Units to Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $15.00 since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. On the Date of Deposit, the Public Offering Price, including the up-front sales charge, if any, will be $12.40 per Unit and consequently had a Unit Holder purchased Units on such date such Unit Holder could have anticipated realizing proceeds at maturity of the Treasury Obligations greater than their initial investment of approximately $12.40 per Unit. An investor who sells his Units prior to Trust maturity may suffer a loss to the extent that the price he receives upon the sale of his Units is less than the purchase price of his Units. The price paid for a Unit may differ from that set forth herein due to changes in the value of the Securities in the portfolio subsequent to the Date of Deposit. There is no assurance that a purchaser of Units on the date of the Prospectus or subsequent to such date will receive, upon termination, the purchase price per Unit. The Fund has not been structured to generate dividends and therefore dividend distributions by the Trust are likely to be insignificant. The maximization of dividend income is not an objective of the Trust. The Trust is 'concentrated' in Fund Shares, so investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself.

     Subsequent to the Date of Deposit the Sponsor may, from time to time, deposit additional Treasury Obligations and Fund Shares in the Trust while maintaining the proportionate relationship between the maturity amount of the Treasury Obligations and the number of Fund Shares immediately prior to such deposit. Any additional Treasury Obligations added to the Trust will be United States Treasury notes or bonds substantially identical to those then held in the Trust.

THE FUND

     The investment objective of the Fund is to emphasize growth of capital, and investments will be made based upon their potential for capital appreciation. Therefore, current income will be incidental to the objective of capital growth. However, subject to certain limitations, the Fund may seek to earn income through the writing of listed call options. In seeking to achieve its objective, the Fund will invest primarily in securities of companies which are expected to benefit from technological advances and improvements (i.e., companies which use technology extensively in the development of new or improved products or processes). The Fund will have at least 80% of its assets invested in the securities of such companies except when the Fund assumes a temporary defensive position. There can be, of course, no assurance that the Fund's investment objective will be achieved, and the nature of the Fund's investment objective and policies may involve a somewhat greater degree of risk than would be present in a more conservative investment approach. See 'The Trust--Fund Risk Factors' on page B-12.

     The Fund expects under normal circumstances to have substantially all of its assets invested in equity securities (common stocks or securities convertible into common stocks or rights or warrants to subscribe for or purchase common stocks). When business or financial conditions warrant, the Fund may take a defensive position and invest without limit in investment grade debt securities or preferred stocks or hold its assets in cash. The Fund at times may also invest in debt securities and preferred stocks offering an opportunity for price appreciation (e.g., convertible debt securities).

     The Fund will invest in listed and unlisted securities and U.S. and foreign securities, but it will not purchase a foreign security if as a result 10% or more of the Fund's total assets would be invested in foreign securities.

     The Fund's policy is to invest in any company and industry and in any type of security with potential for capital appreciation. It invests in well-known and established companies and in new and unseasoned companies.

     Critical factors which will be considered in the selection of securities will include the economic and political outlook, the value of individual securities relative to other investment alternatives, trends in the determinants of corporate profits, and management capability and practices. Generally speaking, disposal of a security will be based upon factors such as (i) actual or potential deterioration of the issuer's earning power which the Fund believes may adversely affect the price of its securities, (ii) increases in the price level of the security or of securities generally which the Fund believes are not fully warranted by the issuer's earning power, and
(iii) changes in the relative opportunities offered by various securities.

     Companies in which the Fund will invest include those whose processes, products or services are anticipated by Alliance Capital Management L.P., the Fund's investment adviser (the 'Investment Adviser'), to be significantly benefited by the utilization or commercial application of scientific discoveries or developments in such fields as, for example, aerospace, aerodynamics, astrophysics, biochemistry, chemistry, communications, computers, conservation, electricity, electronics (including radio, television and other media), energy (including development, production and service activities), geology, health care, mechanical engineering, medicine, metallurgy, nuclear physics, oceanography and plant physiology.

     The Fund will endeavor to invest in companies where the expected benefits to be derived from the utilization of technology will significantly enhance the prospects of the company as a whole (including, in the case of a conglomerate, affiliated companies). The Fund's investment objective permits the Fund to seek securities having potential for capital appreciation in a variety of industries.

     Certain of the companies in which the Fund invests may allocate greater than usual amounts to research and product development. The securities of such companies may experience above-average price movements associated with the perceived prospects of success of the research and development programs. In addition, companies in which the Fund invests could be adversely affected by lack of commercial acceptance of a new product or products or by technological change and obsolescence.

     Although the Fund will seek the objective of long-term growth of capital, there can be no assurance it will be attained. The investment policies of the Fund are not 'fundamental policies' and may, therefore, be changed by the Board of Directors without a Fund shareholder vote. However, the Fund will not change its investment policies without contemporaneous written notice to its shareholders. The Fund's investment objective, as well as the Fund's 80% investment policy described herein, may not be changed without shareholder approval.

INVESTMENT RISKS

     Investors should be aware of the risks which an investment in Units of the Trust may entail. During the life of the Trust, the value of the portfolio Securities and hence the Units will fluctuate and therefore the Public Offering Price and Redemption Price per Unit may be more or less than the price paid by the investor.

     The value of the Treasury Obligations will fluctuate inversely with changes in interest rates and the value of Fund Shares will vary as the value of the underlying portfolio securities of the Fund increases or decreases. See 'The Trust--Fund Risk Factors' on page B-12. The Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments. See 'The Trust--Stripped U.S. Treasury Obligations.'


     In addition, the Fund may invest in foreign securities and derivatives. See 'The Trust--General Information Regarding the Fund--Additional Investment Policies and Practices--Fundamental Investment Policies.' FOR ADDITIONAL RISK FACTORS RELATING TO INVESTMENT IN THE FUND, SEE PAGES B-5 TO B-9 OF THIS PROSPECTUS.


     Although the Trust is structured to return to an initial Unit Holder his purchase cost of a Unit through the distribution of the Treasury Obligations' maturity value on the mandatory termination date of the Trust, an investor will have included the accrual of original issue discount on such Treasury Obligations in income for federal income tax purposes and will have paid federal income tax on such accrual. An investor holding his Units to Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $15.00 since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. Similarly, an investor who sells his Units prior to Trust maturity may suffer a loss to the extent that the price he receives upon the sale of his Units is less than the purchase price of his Units.

DISTRIBUTIONS

     Distributions, if any, of dividends, 12b-1 fee amounts received by the Trust from the Sponsor in respect of Fund Shares (net of Trust expenses), distributions of any net capital gains and net investment income received in respect of Fund Shares, and proceeds of the sale of Fund Shares not used to redeem Units will be made quarterly on or shortly after the Quarterly Distribution Date to Unit Holders of record on the Quarterly Record Date immediately preceding such Quarterly Distribution Date. No distribution will be made if the amount available for distribution is less than $2.50 per 100 Units (see 'Rights of Unit Holders--Distributions'). Alternatively, Unit Holders may have their distributions reinvested by purchasing Fund Shares directly from the Fund at net asset value (see 'Reinvestment of Trust Distributions'). Accrual of original issue discount on the Treasury Obligations will not be distributed on a current basis, although Unit Holders will be subject to income tax at ordinary income rates as if a current distribution of such amounts had been made (see 'Tax Status of the Trust'). Upon termination of the Trust, the Trustee will distribute, upon surrender of Units for cancellation, to each Unit Holder, his pro rata share of such Trust's net assets including the proceeds of Fund Shares sold unless a Unit Holder elects to receive Fund Shares pursuant to an 'in kind' distribution of the number of Fund Shares attributable to his Units, in the manner set forth under 'Amendment and Termination of the Indenture-- Termination.' Upon termination, a Unit Holder may invest the proceeds from the Treasury Obligations in Fund Shares by purchasing Fund Shares directly from the Fund at net asset value.

PUBLIC OFFERING PRICE

     The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering side evaluation of the underlying Treasury Obligations and the net asset value of the Fund Shares (excluding any sales charge), divided by the number of Units outstanding plus the applicable sales charge. (See Part B--'Public Offering of Units--Public Offering Price.') The total sales charge consists of an Upfront Sales Charge of 1% and a Deferred Sales Charge of $0.52, the total of which is equal to 5% of the aggregate of the Public Offering Price and the DSC (5.263% of the net amount invested) per Unit. The Upfront Sales Charge is computed by deducting the Deferred Sales Charge ($0.52 per Unit) ('DSC') from the aggregate sales charge; thus, on the date of the Summary of Essential Information, the Upfront Sales Charge is $.13 per Unit or 1% of the Public Offering Price plus the DSC. The Upfront Sales Charge will vary with changes in the aggregate sales charge and is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The sales charge will be reduced on purchases of $100,000 or more. The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $4.33 per 100 Units quarterly on each Deferred Sales Charge Deduction Date commencing on the first Deferred Sales Charge Deduction Date shown on the Summary of Essential Information. If a Unit Holder exchanges, redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge. Any cash held by the Trust will be added to the Public Offering Price. After the initial public offering period, in the secondary market the Public Offering Price of the Units is computed by adding to the aggregate bid side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of 5% of the Public Offering Price (5.263% of the net amount invested). The Upfront Sales Charge for a secondary market purchase will equal the difference between such total secondary market sales charge and any unpaid DSC remaining at the time of purchase. Any money in the Income and Principal Accounts other than money required to redeem tendered Units will be added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $100,000 (see 'Public Offering of Units--Volume Discount'). The minimum purchase is 100 Units except the minimum purchase is 25 Units in the case of Individual Retirement Accounts, Keogh Plans and other tax-deferred retirement plans.

SECONDARY MARKET


     The Sponsor, although not obligated to do so, presently intends to maintain a secondary market to repurchase the Units based on the aggregate bid side evaluation of the Treasury Obligations and the net asset value of the Fund Shares. If such market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate bid side evaluation of the Treasury Obligations and the net asset value of the Fund Shares (see 'Rights of Unit Holders--Redemption'). The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. Investors should note that the Deferred Sales Charge of $0.52 per Unit will be deducted from the net asset value on the first of each quarter commencing on the first Deferred Sales Charge Deduction Date shown on the Summary of Essential Information, and to the extent the entire Deferred Sales Charge has not been so deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption. Market conditions may cause such prices to be greater or less than the amount paid for Units and may result in a loss to a Unit Holder upon the disposition of a Unit.


SPECIAL RISK CONSIDERATIONS


     An investment in Units of the Trust should be made with an understanding of the risks entailed in an investment in (i) the stripped United States Treasury issued notes or bonds bearing no current interest (see 'The Trust--Stripped U.S. Treasury Obligations' on page B-2) and (ii) a mutual fund which invests in the type of securities in which the Fund invests (see 'The Trust--Additional Investment Policies and Practices' on pages B-5 through B-9 and 'The Trust--Fund Risk Factors' on page B-12). The Trust's objectives are to attempt to obtain safety of capital through investment in the stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through an investment in Fund Shares. The Trust is 'concentrated' in Fund Shares so investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself. Additionally, changes in the price of the Treasury Obligations and changes in the net asset value of the Fund Shares will affect the price of the Trust's Units.


     California Investors Only--Sales to individuals in California are restricted to persons who have (i) annual income of at least $30,000 and a net worth of at least $30,000, exclusive of home, home furnishings and automobiles or (ii) net worth of at least $75,000, exclusive of home, home furnishings and automobiles.

                    PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT


     $1,500,000.00 face amount of Treasury Obligations maturing on August 15, 2010 and 13,800 Fund Shares were held in the Trust on the Date of Deposit. The Treasury Obligations and the Fund Shares represented 50.3% and 49.7%, respectively, of the total of the aggregate offering side evaluation of Treasury Obligations in the Trust and the aggregate value of Fund Shares on the Date of Deposit.

                        SUMMARY OF ESSENTIAL INFORMATION
                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 9
                            AS OF FEBRUARY 6, 1996*



AGGREGATE MATURITY VALUE OF TREASURY OBLIGATIONS
  INITIALLY DEPOSITED.............................  $ 1,500,000.00

AGGREGATE NUMBER OF FUND SHARES INITIALLY
  DEPOSITED.......................................          13,800
INITIAL NUMBER OF UNITS...........................         100,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST
  REPRESENTED BY EACH UNIT........................     1/100,000th
     Aggregate offering side evaluation of
      Treasury Obligations in the Trust...........  $   617,280.00
     Aggregate value of Fund Shares**.............  $   609,270.00
                                                    --------------
     Aggregate value of Securities in the
      Trust***....................................  $ 1,226,550.00
     Divided by 100,000 Units.....................  $        12.27
     Plus maximum sales charge of 5.00% of Public
      Offering Price plus the DSC, 5.263% of net
      amount invested in Securities****...........  $          .65
     Upfront Sales Charge per Unit................  $          .13
     Deferred Sales Charge per Unit...............  $          .52
                                                    --------------
     Public Offering Price per Unit*****..........  $        12.40
                                                    --------------
                                                    --------------

REDEMPTION AND SPONSOR'S SECONDARY MARKET
  REPURCHASE PRICE PER UNIT******
  (based on the bid side evaluation of underlying
  Treasury Obligations and net asset value of the
  Fund Shares less the Deferred Sales Charge per
  Unit............................................  $        11.74
QUARTERLY RECORD DATES: February 1, May 1, August
  1, November 1
QUARTERLY DISTRIBUTION DATES: February 15, May 15,
  August 15, November 15, or as soon thereafter as
  possible.
MINIMUM PRINCIPAL DISTRIBUTION: No distribution
  need be made from the Principal Account if the
  balance therein is less than $5.00 per 100
  Units.
TRUSTEE'S ANNUAL FEE AND ESTIMATED EXPENSES
  (including Evaluator's fee): $1.67 per 100
  Units.+
ORGANIZATIONAL EXPENSES: $1.91 per 100 Units.+++
EVALUATOR'S FEE FOR EACH EVALUATION OF TREASURY
  OBLIGATIONS: $5.00
EVALUATION TIME: 4:00 P.M. New York Time or close
  of regular trading on the New York Stock
  Exchange
MANDATORY TERMINATION DATE: August 15, 2010++
SPONSOR'S LOSS ON DEPOSIT: $960.00
MINIMUM VALUE OF TRUST: The Indenture may be
  terminated if the value of the Trust is less
  than 40% of the aggregate maturity values of
  Treasury Obligations calculated after the most
  recent deposit of Treasury Obligations.
DEFERRED SALES CHARGE DEDUCTION DATES: The 1st day

  of each quarter commencing January, 1997 through and including October, 1999.

------------
     * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.
    ** Calculated by multiplying aggregate Fund Shares by the current net asset value per share (excluding any sales load on the Fund Shares).
   *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

  **** The sales charge consists of an Upfront Sales Charge and a Deferred Sales
       Charge. The Upfront Sales Charge is computed by deducting the Deferred Sales Charge ($.52 per Unit) from the aggregate sales charge (a maximum of 5% of the Public Offering Price plus the DSC; thus on the date of this Summary of Essential Information, the maximum Upfront Sales Charge is $0.13 per Unit or 1.0% of the Public Offering Price. The Upfront Sales Charge is calculated based on the total sales charge at the time of purchase and added to the net asset value of a Unit and, therefore, may vary based on changes in the valuation of the Securities. The Upfront Sales Charge is included in the purchase price at the time of purchase and is reduced on purchases of $100,000 or more (see Part B--'Public Offering of Units--Volume Discount'). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $4.33 per 100 Units on each Deferred Sales Charge Deduction Date through the sale of Fund Shares. After the initial offering period, Units may be available for purchase from the Sponsor at a price based upon the bid side evaluation of the Treasury Obligations plus the net asset value of Fund Shares plus a sales charge as set forth in Part B, 'Public Offering of Units--Volume Discount.' The total sales charge consists, after the initial offering period, of a sales charge based on the bid side evaluation of the Treasury

       Obligations plus the net asset value of Fund Shares calculated as set forth in Part B--Public Offering of Units--Secondary Market Sales Charge. The Upfront Sales Charge for a secondary market purchase will equal the difference between such total secondary market sales charge and any unpaid DSC remaining at the time of purchase. If a Unit Holder exchanges, redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge, the amount of which will reduce the disposition proceeds.
 ***** The price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date.



****** This price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. Reflects deductions for remaining Deferred Sales Charge payments ($0.52 per Unit initially).


     + See: 'Expenses and Charges' herein. The fee and the organizational costs accrue quarterly and are payable on each Distribution Date. Estimated distributions from the Fund on the Fund Shares are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust.
    ++ The Trust may be terminated prior to the Termination Date. See Part
       B--'Amendment and Termination of the Indenture--Termination.'
   +++ See Fee Table and Part B--'Expenses and Charges--Expenses.'


     For an explanation of the management fees paid by the Fund (as of November 30, 1995, 1.00% of Fund average net assets), see page B-11.

                                   FEE TABLE

     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--'Public Offering of Units' and 'Expenses and Charges.' Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and an understanding of the costs and expenses that you pay.


                                                                 AMOUNT PER
UNIT HOLDER TRANSACTION EXPENSES                                 100 UNITS
---------------------------------------------                  --------------
Upfront Sales Charge Imposed on Purchase (as
  a percentage of offering price)............         1.00 (a)       $ 13.00
Deferred Sales Charge (as a percentage of
  original purchase price)...................         4.00 (b)         52.00
                                                   -------           -------
     Total...................................         5.00%          $ 65.00
                                                   -------           -------
                                                   -------           -------
Annual Trust Operating Expenses (as a
  percentage of average net assets)
  Trustee's Fee..............................          .14%          $  1.67
  Organizational Costs and Expenses(c).......          .03%          $   .38
                                                   -------           -------
     Total...................................          .17%          $  2.05
                                                   -------           -------
                                                   -------           -------

                                    EXAMPLE



                                                         CUMULATIVE
                                                     EXPENSES PAID PER
                                                       100 UNITS FOR
                                                          PERIOD:
                                               ------------------------------
                                                     1               3
                                                    YEAR           YEARS
                                               --------------  --------------
An investor would pay the following expenses
  on a $1,000 investment, assuming the
  Trust's operating expense ratio of 0.17%
  and a 5% annual return on the investment
  throughout the periods.....................  $       19.38   $       71.46



     The Example assumes a reinvestment of all dividends and distributions into units of the Trust (a reinvestment option different from that offered by the Trust) and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATE OF RETURN; THE ACTUAL EXPENSES AND ANNUAL RATE OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.
------------------


(a) The Upfront Sales Charge is actually the difference between 5.00% and the Deferred Sales Charge ($.52 per Unit) and would exceed 1% if the Public Offering Price exceeds $1,240 per 100 Units.



(b) The actual fee is $4.33 per quarter per 100 Units, irrespective of purchase or redemption price, deducted in 12 quarters of the Trust commencing January 1, 1997. If a Holder sells, exchanges or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $12.40 per Unit, the Deferred Sales Charge will be less than 4.0%; if the Unit price is less than $12.40 per Unit, the Deferred Sales Charge will exceed 4.0%.


(c) Includes all or a portion of the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out of pocket expenses. See 'Expenses and Charges' herein. The organizational costs will be amortized over a period of five years, except that the registration fees included in the organizational cost and expense amount will be charged directly to capital over the initial public offering period, and are payable on each Distribution Date.

                          INDEPENDENT AUDITORS' REPORT


TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE GOVERNMENT SECURITIES EQUITY TRUST SERIES 9



     We have audited the Statement of Financial Condition and Schedule of Portfolio Securities of the Government Securities Equity Trust Series 9 as of February 6, 1996. These financial statements are the responsibility of the Trustee and Sponsor (see note (e) to the statement of financial condition). Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition and Schedule of Portfolio Securities as of February 6, 1996, by correspondence with The Chase Manhattan Bank, N.A., the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Government Securities Equity Trust Series 9 as of February 6, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

New York, New York


February 6, 1996

                        STATEMENT OF FINANCIAL CONDITION



                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 9
                    AS OF DATE OF DEPOSIT, FEBRUARY 6, 1996


                                 TRUST PROPERTY


Sponsor's Contracts to Purchase underlying Securities backed by an irrevocable letter of credit(a).....................  $1,226,550.00
Organizational Costs(f).....................................      76,421.00
                                                              -------------
          Total.............................................  $1,302,971.00
                                                              -------------
                                                              -------------

                  LIABILITY AND INTEREST OF UNIT HOLDERS

Liability:
     Payment of deferred portion of sales charge(b).........  $   52,000.00
     Accrued Liability(f)...................................      76,421.00
                                                              -------------
     Subtotal...............................................  $  128,421.00
                                                              -------------
Interest of Holders:
  Units of fractional undivided interest outstanding:
     Cost to investors(c)...................................  $1,240,000.00
     Gross underwriting commission(d).......................     (65,450.00)
                                                              -------------
Net amount applicable to investors..........................   1,174,550.00
                                                              -------------
          Total.............................................  $1,302,971.00
                                                              -------------
                                                              -------------


------------


     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under 'Schedule of Portfolio Securities' included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on Mellon Bank, N.A. in the amount of $10,000,000.00 has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.


     (b) Represents the aggregate amount of mandatory distributions of $0.52 per Unit payable $.0433 per quarter payable on the 1st day of each quarter commencing on January 1, 1997 through October 1, 1999. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred

Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to October 1, 1999, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.

     (c) The aggregate Public Offering Price is computed on the basis set forth under 'Public Offering of Units--Public Offering Price.'


     (d) The aggregate maximum sales charge of 5.0% of the Public Offering Price per Unit is computed on the basis set forth under 'Public Offering of Units--Public Offering Price.'


     (e) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. The Evaluator determines the price for each underlying Treasury Obligation included in the Trust's Schedule of Portfolio Securities on the basis set forth in 'Public Offering of Units--Public Offering Price.' Under the Securities Act of 1933, as amended (the 'Act'), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration Statement under the Act and amendments thereto.


     (f) Organizational costs borne by the Trust have been deferred and will be amortized generally over a period of five years. Registration fees, which are included in organizational costs, will be charged directly to capital over the initial public offering period. Organizational costs have been estimated based on a Trust with projected total assets of $50 million. To the extent the assets of the Trust are fewer or greater, the estimate may vary.

                        SCHEDULE OF PORTFOLIO SECURITIES


                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 9
                      ON DATE OF DEPOSIT, FEBRUARY 6, 1996




                          NAME OF
                         ISSUER AND                              COST OF
             TITLE OF SECURITIES REPRESENTED BY                SECURITIES

                 CONTRACTS TO PURCHASE (1)                     TO TRUST(2)
------------------------------------------------------------  -------------

$1,500,000 Maturity Amount of Stripped United States
  Treasury Obligations maturing on 8/15/10..................  $  617,280.00
13,800 Class A shares of the Alliance Technology Fund, Inc.
  ($44.15 per Fund Share)...................................  $  609,270.00
                                                              -------------
                                                              $1,226,550.00
                                                              -------------
                                                              -------------


------------
     (1) The Treasury Obligations have been purchased at a discount from their maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligations such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligation maturity amount.

     Shares in the Fund have been valued at their net asset value as of the Evaluation Time on the Date of Deposit. The Fund's investment manager is Alliance Capital Management L.P.


     All Securities are represented by contracts to purchase such Securities. The Securities are represented by regular way contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on February 6, 1996.



     (2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under 'Public Offering of Units--Public Offering Price' herein. The offering side evaluation is greater than the current bid evaluation of the Treasury Obligations, which is the basis on which Redemption Price per Unit is determined (see: 'Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit' ). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on the Date of Deposit was $616,320 (which is $960.00 lower than the aggregate cost of the Treasury Obligations to the Trust based on the offering side evaluation). The Loss to Sponsor on deposit totals $960.00.

                       GOVERNMENT SECURITIES EQUITY TRUST
                                    SERIES 9
                                   THE TRUST

     The Government Securities Equity Trust Series 9 (the 'Trust' or 'GSET' as the context requires) was created under the laws of the State of New York, pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement dated the Date of Deposit (collectively, the 'Indenture')* among Prudential Securities Incorporated (the 'Sponsor' or 'Prudential Securities'), The Chase Manhattan Bank (National Association) (the 'Trustee') and Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (the 'Evaluator'). The Sponsor is a wholly-owned, indirect subsidiary of The Prudential Insurance Company of America.

     The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest (the 'Treasury Obligations') and to attempt to provide for capital appreciation through investment in shares of Class A common stock ('Fund Shares') of Alliance Technology Fund, Inc. (the 'Fund'), an open-end, diversified, registered management investment company (the Treasury Obligations and Fund Shares hereinafter, collectively, referred to as 'Securities'). There is of course no assurance that the Trust's or the Fund's objectives will be achieved.

TRUST FORMATION

     On the Date of Deposit, the Sponsor deposited with the Trustee the underlying Securities or confirmations of contracts for the purchase of such Securities at prices equal to the evaluation of the Treasury Obligations on the offering side of the market on the Date of Deposit as determined by the Evaluator and the net asset value of the Fund Shares (see 'Schedule of Portfolio Securities'). The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the 'Certificates') representing the units (the 'Units') comprising the entire ownership of the Trust. Through this Prospectus, the Sponsor is offering the Units for sale to the Public. The holders of Units (the 'Unit Holder' or 'Unit Holders' as the context requires) will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Treasury Obligations as determined by the Evaluator and the net asset value of the Fund Shares (the 'Redemption Price'), if the Units cannot be sold in the secondary market which the Sponsor, although not obligated to, presently intends to maintain. The Trust has a mandatory termination date set forth under 'Summary of Essential Information,' but may be terminated prior thereto upon the occurrence of certain events (see 'Amendment and Termination of the Indenture--Termination'), including a reduction in the value of the Trust below the value set forth under 'Summary of Essential Information.'

     With the deposit of the Securities in the Trust on the Date of Deposit, the Sponsor established a proportionate relationship between the maturity amounts of Treasury Obligations and the number of Fund Shares in the Portfolio. Subsequent to the initial deposit of Securities on the Date of Deposit, the Sponsor may,

but is not obligated to, deposit additional Securities (including contracts together with an irrevocable letter of credit for the purchase thereof) in the Trust, to receive in exchange therefor additional Units and to offer such Units to the public by means of this Prospectus. A subsequent deposit by the Sponsor of Treasury Obligations and Fund Shares will maintain the proportionate relationship between the maturity amount of Treasury Obligations and the number of Fund Shares immediately prior to such deposit; the deposited Treasury Obligations will be substantially identical to those held in the Trust immediately prior to the subsequent deposit. Each Unit owned by each Unit Holder will represent the same proportionate interest in the Trust. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.


     On the Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under 'Summary of Essential Information.' The Trust Portfolio has been structured so that a Unit Holder will receive, at the Mandatory Termination Date of the Trust, an amount per Unit at least equal to $15.00 even if the value of the Fund Shares were to decline to zero. Of course, whether or not a Unit Holder makes a profit or suffers a loss depends on whether his purchase price was less than or exceeded $15.00 per Unit. A Unit Holder selling his Units prior to the Mandatory Termination Date may suffer a loss to the extent the sale price of his Units is less than the purchase price. Because certain of the Securities from time to time may be sold under circumstances described herein and because additional Securities may be deposited into the Trust from time to time, the Trust is not expected to retain its present size and composition. If any Units are redeemed by the Trustee, the number of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust

------------------
* Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.

     Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.

     Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that such price is set. If Units are not available or are insufficient to fill the order (e.g., if demand for Units exceeds the Units available for sale and the Sponsor is not yet able to create additional Units) the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit Treasury Obligations of the required type and/or Fund Shares in amounts sufficient to maintain the proportionate relationship between maturity values of Treasury Obligations and numbers of Fund Shares of the Fund required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor will be deemed to place a new order for that number of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

     On the Date of Deposit the Trust consisted of the Securities listed under 'Schedule of Portfolio Securities' or contracts to acquire such Securities together with a letter of credit to provide the amount necessary to complete the purchase of such Securities. Neither the Sponsor nor any affiliate of the Sponsor will be liable in any way for any default, failure or defect in any Securities.

SECURITIES SELECTION

     In selecting Treasury Obligations for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the prices and yields of such securities and (ii) the maturities of such securities. In selecting the Fund Shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the historical performance of the Fund and (ii) the nature of the underlying Fund portfolio.

     The Trust consists of such of the Securities listed under 'Schedule of Portfolio Securities' herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units and undistributed cash receipts from the Fund and proceeds realized from the disposition of Securities.

STRIPPED U.S. TREASURY OBLIGATIONS

     The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.


     U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income in respect of the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be subject to income tax on a current basis at ordinary income tax rates (see 'Tax Status of the Trust').

     The following disclosure concerning the Fund and its affiliates has been provided by Alliance Fund Distributors, Inc., the Fund's principal underwriter. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. No representation is made herein as to the accuracy or adequacy of such information.

ALLIANCE TECHNOLOGY FUND, INC.


     The portfolio of the Trust also contains Class A shares (the 'Fund Shares') of Alliance Technology Fund, Inc. On November 30, 1995, the net assets of the Fund were approximately $718,534,000. The investment adviser of the Fund is Alliance Capital Management L.P. (the 'Investment Adviser'). The Fund's principal underwriter is Alliance Fund Distributors, Inc. ('AFD').


     The Fund intends for each taxable year to qualify to be taxed as a 'regulated investment company' under the Internal Revenue Code of 1986, as amended (the 'Code'). Such qualification relieves the Fund of Federal income tax liability on the part of its investment company taxable income and net realized capital gains which it timely distributes to its shareholders. Such qualification does not, of course, involve governmental supervision of management or investment practices or policies. Unit Holders should consult their own counsel for a complete understanding of the requirements the Fund must meet to qualify to be taxed as a 'regulated investment company.'

     It is the present policy of the Fund to distribute to shareholders all net investment income and to distribute realized capital gains. However, there is no fixed dividend rate and there can be no assurance that the Fund will pay any dividends or realize any capital gains. The amount of any dividend or distribution paid on shares of the Fund must necessarily depend upon the realization of income and capital gains from the Fund's investments.

     The Fund intends to declare and distribute dividends in the amounts and at the times necessary to avoid the application of the 4% Federal excise tax imposed on certain undistributed income of regulated investment companies.

     The State Street Bank and Trust Company (the 'Custodian') is the custodian of the Fund's assets. Alliance Fund Services, Inc. (the 'Transfer and Dividend Disbursing Agent') serves as the Fund's dividend disbursing and transfer agent. The Fund's prospectus is available to persons interested in purchasing Units of the Trust upon request.

GENERAL INFORMATION REGARDING THE FUND

     Any dividend or distribution by the Fund has the effect of reducing the net asset value per share on the ex-dividend date by the amount of the dividend or distribution (see 'Net Asset Value of the Fund Shares').

                        FINANCIAL HIGHLIGHTS OF THE FUND
           (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED)

     The following financial highlights have been audited by Ernst & Young LLP, independent accountants, whose report thereon was unqualified. The following financial highlights contain selected data for a Fund Share, total investment return, ratios to average net assets and other supplemental data for the periods indicated. The information is based on data contained in the financial statements.


                                                     NET         NET
                                                  REALIZED     INCREASE
                                                     AND      (DECREASE)                                             NET
                          NET ASSET     NET      UNREALIZED     IN NET    DIVIDENDS   DISTRIBUTIONS                 ASSET
                            VALUE    INVESTMENT  GAIN (LOSS)    ASSET      FROM NET     FROM NET         TOTAL      VALUE
                          BEGINNING    INCOME        ON       VALUE FROM  INVESTMENT    REALIZED     DIVIDENDS AND  END OF
  FISCAL YEAR OR PERIOD   OF PERIOD    (LOSS)    INVESTMENTS  OPERATIONS    INCOME        GAINS      DISTRIBUTIONS  PERIOD
------------------------- ---------  ----------  -----------  ----------  ----------  -------------  -------------  ------
 Year ended 11/30/95.....  $ 31.98     $ (.30)     $ 18.13      $17.83      $ 0.00       $ (3.17)       $ (3.17)   $46.64
 1/1/94 to 11/30/94**....    26.12       (.32)        6.18        5.86        0.00          0.00           0.00     31.98
 Year ended 12/31/93.....    28.20       (.29)        6.39        6.10        0.00         (8.18)         (8.18)    26.12
 Year ended 12/31/92.....    26.38       (.22)(b)     4.31        4.09        0.00         (2.27)         (2.27)    28.20
 Year ended 12/31/91.....    19.44       (.02)       10.57       10.55        0.00         (3.61)         (3.61)    26.38
 Year ended 12/31/90.....    21.57       (.03)        (.56)       (.59)       0.00         (1.54)         (1.54)    19.44
 Year ended 12/31/89.....    20.35       0.00         1.22        1.22        0.00          0.00           0.00     21.57
 Year ended 12/31/88.....    20.22       (.03)         .16         .13        0.00          0.00           0.00     20.35

 Year ended 12/31/87.....    23.11       (.10)        4.54        4.44        0.00         (7.33)         (7.33)    20.22
 Year ended 12/31/86.....    20.64       (.14)        2.62        2.48        (.01)         0.00           (.01)    23.11
 Year ended 12/31/85.....    16.52        .02         4.30        4.32        (.20)         0.00           (.20)    20.64

                                         NET                RATIO OF
                             TOTAL      ASSETS   RATIO OF     NET
                           INVESTMENT   AT END   EXPENSES  INVESTMENT
                             RETURN       OF        TO       INCOME
                            BASED ON    PERIOD   AVERAGE   (LOSS) TO   PORTFOLIO
                           NET ASSET    (000'S     NET      AVERAGE    TURNOVER
  FISCAL YEAR OR PERIOD    VALUE (A)   OMITTED)   ASSETS   NET ASSETS    RATE
-------------------------  ----------  --------  --------  ----------  --------
 Year ended 11/30/95.....     61.93%   $398,262    1.75%       (.77)%      55%
 1/1/94 to 11/30/94**....     22.43     202,929    1.66*      (1.22)*      55
 Year ended 12/31/93.....     21.63     173,732    1.73       (1.32)       64
 Year ended 12/31/92.....     15.50     173,566    1.61        (.90)       73
 Year ended 12/31/91.....     54.24     191,693    1.71        (.20)      134
 Year ended 12/31/90.....     (3.08)    131,843    1.77        (.18)      147
 Year ended 12/31/89.....      6.00     141,730    1.66         .02       139
 Year ended 12/31/88.....      0.64     169,856    1.42(c)     (.16)(c)   139
 Year ended 12/31/87.....     19.16     167,608    1.31(c)     (.56)(c)   248
 Year ended 12/31/86.....     12.03     147,733    1.13(c)     (.57)(c)   141
 Year ended 12/31/85.....     26.24     147,114    1.14(c)      .07(c)    259


------------------

 * Annualized.

** Reflects a change in fiscal year end.

 (a) Total investment return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all dividends and distributions at the net asset value during the period, and a redemption on the last day of the period. Initial sales charge or contingent deferred sales charge is not reflected in the calculation of total investment return. Total investment returns calculated for periods of less than one year are not annualized.

 (b) Based on average shares outstanding.

 (c) Net of expenses assumed and/or waived/reimbursed.

ADDITIONAL INVESTMENT POLICIES AND PRACTICES OF THE FUND

     Options.  In seeking to attain its investment goal of capital appreciation,

the Fund may supplement customary investment practices by writing and purchasing call options listed on one or more national securities exchanges and purchasing listed put options, including put options on market indices. Upon payment of a premium, a put option gives the buyer of such option the right to deliver a specified number of shares of a stock to the writer of the option on or before a fixed date, at a predetermined price. A call option gives the purchaser of the option, upon payment of a premium, the right to call upon the writer to deliver a specified number of shares of a specified stock on or before a fixed date, at a predetermined price, usually the market price at the time the contract is negotiated.

     The writing of call options will involve a potential loss of opportunity to sell securities at higher prices. In exchange for the premium received, the writer of a fully collateralized call option assumes the full downside risk of the securities subject to such option. In addition, the writer of the call gives up the gain possibility of the stock protecting the call. Generally the opportunity for profit from the writing of options is higher, and consequently the risks are greater, when the stocks involved are lower priced or volatile, or both. While an option that has been written is in force, the maximum profit that may be derived from the optioned stock is the premium less brokerage commissions and fees. The actual return earned by the Fund from writing a call option depends on factors such as the amount of the transaction costs and whether or not the option is exercised. Option premiums vary widely depending primarily on supply and demand.

     Writing and purchasing options are highly specialized activities and entail greater than ordinary investment risks. If an option purchased by the Fund is not sold and is permitted to expire without being exercised, its premium would be lost by the Fund. When calls written by the Fund are exercised, the Fund will be obligated to sell stocks below the current market price.

     The Fund will not write a call unless the Fund at all times during the option period owns either (a) the optioned securities, or securities convertible into or carrying rights to acquire the optioned securities, or (b) an offsetting call option on the same securities. It is the Fund's policy not to write a call option if the premium to be received by the Fund in connection with such option would not produce an annualized return of at least 15% of the then current market value of the securities subject to option (without giving effect to commissions, stock transfer taxes and other expenses of the Fund which are deducted from premium receipts). The actual return earned by the Fund from writing a call depends on factors such as the amount of the transaction costs and whether or not the option is exercised. Calls written by the Fund will ordinarily be sold either on a national securities exchange or through put and call dealers, most, if not all, of whom are members of a national securities exchange on which options are traded, and will in such cases be endorsed or guaranteed by a member of a national securities exchange or qualified broker-dealer, which may be Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the Investment Adviser. The endorsing or guaranteeing firm requires that the option writer (in this case the Fund) maintain a margin account containing either corresponding stock or other equity as required by the endorsing or guaranteeing firm.

     In purchasing a call option, the Fund would be in a position to realize a gain if, during the option period, the price of the security increased over the strike price by an amount in excess of the premium paid and commissions payable on exercise. It would realize a loss if the price of the security declined or remained the same or did not increase over the strike price during the period by more than the amount of the premium and commissions payable on exercise. By purchasing a put option, the Fund would be in a position to realize a gain if, during the option period, the price of the security declined below the strike price by an amount in excess of the premium paid and commissions payable on exercise. It would realize a loss if the price of the security increased or remained the same or did not decrease below the strike price during that period by more than the amount of the premium and commissions payable on exercise. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, its premium would represent a realized loss to the Fund.

     If the Fund desires to sell a particular security from its portfolio on which it has written an option, the Fund seeks to effect a 'closing purchase transaction' prior to, or concurrently with, the sale of the security. A closing purchase transaction is a transaction in which an investor who is obligated as a writer of an option terminates his obligation by purchasing an option of the same series as the option previously written. (Such a purchase does not result in the ownership of an option.) The Fund may enter into a closing purchase transaction to realize a profit on a previously written option or to enable the Fund to write another option on the underlying security with either a different exercise price or expiration date or both. The Fund realizes a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from the writing of the option. The Fund may not, however, effect a closing purchase transaction with respect to an option after it has been notified of the exercise of such option.

     The Fund may dispose of an option which it has purchased by entering into a 'closing sale transaction' with the writer of the option. A closing sale transaction terminates the obligation of the writer of the option and does not result in the ownership of an option. The Fund realizes a profit or loss from a closing sale transaction if the premium received from the transaction is more than or less than the cost of the option.

     The Fund will not write a call option if, as a result, the aggregate of the Fund's portfolio securities subject to outstanding call options (valued at the lower of the option price or market value of such securities) would exceed 15% of the Fund's total assets. The Fund will not sell any call option if such sale would result in more than 10% of the Fund's assets being committed to call options written by the Fund which, at the time of sale by the Fund, have a remaining term of more than 100 days. The aggregate cost of all outstanding options purchased and held by the Fund will at no time exceed 10% of the Fund's total assets.

     Options on Market Indices. Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the chosen index is greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option.


     Through the purchase of listed index options, the Fund could achieve many of the same objectives as through the use of options on individual securities. Price movements in the Fund's portfolio securities probably will not correlate perfectly with movements in the level of the index and, therefore, the Fund would bear a risk of loss on index options purchased by it if favorable price movements of the hedged portfolio securities do not equal or exceed losses on the options or if adverse price movements of the hedged portfolio securities are greater than gains realized from the options.

     Warrants. The Fund may invest up to 10% of its total assets in warrants. The Fund will invest in warrants only if the underlying equity securities themselves are deemed appropriate by the Investment Adviser for inclusion in the Fund's portfolio. Warrants entitle the holder to buy equity securities at a specific price for a specific period of time. Warrants may be considered more speculative than certain other types of investments in that they do not entitle a holder to dividends or voting rights with respect to the underlying securities nor do they represent any rights in the assets of the issuing company. The value of a warrant does not necessarily change with the value of the underlying security, although the value of a warrant may decline because of a decrease in the value of the underlying security, the passage of time or a change in perception as to the potential of the underlying security, or any combination thereof. If the market price of the underlying security is below the exercise price set forth in the warrant on the expiration date, the warrant will expire worthless. Moreover, a warrant ceases to have value if it is not exercised prior to the expiration date.

     Convertible Securities. Prior to conversion, convertible securities have the same general characteristics as non-convertible debt securities, which provide a stable stream of income with generally higher yields than those of equity securities of the same or similar issuers. The price of a convertible security will normally vary with changes in the price of the underlying stock, although the higher yield tends to make the convertible security less volatile than the underlying common stock. As with debt securities, the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline. While convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality, they enable investors to benefit from increases in the market price of the underlying common stock. Convertible debt securities that are rated Baa or lower by Moody's or BBB or lower by S&P, Duff & Phelps or Fitch and comparable unrated securities as determined by the Investment Adviser may share some or all of the risks of non-convertible debt securities with those ratings. See 'Additional Investment Policies and Practices--Securities Ratings' on page B-8.

     Foreign Securities. Investing in securities of non-United States companies which are generally denominated in foreign currencies involves certain considerations comprising both risk and opportunity not typically associated with investing in United States companies. These considerations include changes in exchange rates and exchange control regulation, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than are generally the case in the United States, higher transaction costs, less government supervision of exchanges and brokers and issuers, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Additional risks may be incurred in investing in particular countries. The Fund will not purchase a foreign security if such purchase at the time thereof would cause 10% or more of the value of the Fund's total assets to be invested in foreign securities.

     The securities markets of many foreign countries are relatively small, with the majority of market capitalization and trading volume concentrated in a limited number of companies representing a small number of industries. Consequently, to the extent the Fund's investment portfolio includes such securities it may experience greater price volatility and significantly lower liquidity than a portfolio invested solely in equity securities of United States companies. These markets may be subject to greater influence by adverse events generally affecting the market, and by large investors trading significant blocks of securities, than is usual in the United States. Securities settlements may in some instances be subject to delays and related administrative uncertainties. These problems are particularly severe in India, where settlement is through physical delivery, and, where, currently, a severe shortage of vault capacity exists among custodial banks, although efforts are being undertaken to alleviate the shortage. Certain foreign countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals. These restrictions or controls may at times limit or preclude investment in certain securities and may increase the costs and expenses of the Fund. In addition, the repatriation of investment income, capital or the proceeds of sales of securities from certain of the countries is controlled under regulations, including in some cases the need for certain advance government notification or authority, and if a deterioration occurs in a country's balance of payments, the country could impose temporary restrictions on foreign capital remittances.

     The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as by the application to it of other restrictions on investment. Investing in local markets may require the Fund to adopt special procedures, which may involve additional costs to the Fund. The liquidity of the Fund's investments in any country in which any of these factors exists could be affected and the Investment Adviser will monitor the effect of any such factor or factors on the Fund's investments. Furthermore, transaction costs including brokerage commissions for transactions both on and off the securities exchanges in many foreign countries are generally higher than in the U.S.

     Issuers of securities in foreign jurisdictions are generally not subject to the same degree of regulation as are U.S. issuers with respect to such matters as insider trading rules, restrictions on market manipulation, shareholder proxy requirements and timely disclosure of information. The reporting, accounting and auditing standards of foreign countries may differ, in some cases significantly, from U.S. standards in important respects and less information may be available to investors in foreign securities than to investors in U.S. securities. Substantially less information is publicly available about certain non-U.S. issuers than is available about U.S. issuers.

     The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product or gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Nationalization, expropriation or confiscatory taxation, currency blockage, political changes, government regulation, political or social instability or diplomatic developments could affect adversely the economy of a foreign country or the Fund's investments in such country. In the event of expropriation, nationalization or other confiscation, the Fund could lose its entire investment in the country involved. In addition, laws in foreign countries governing business organizations, bankruptcy and insolvency may provide less protection to security holders such as the Fund than that provided by U.S. laws.

     Restricted Securities. The Fund may invest in restricted securities and in other assets having no ready market if such purchases at the time thereof would not cause more than 10% of the value of the Fund's net assets to be invested in all such restricted or not readily marketable assets. Restricted securities may be sold only in privately negotiated transactions, in a public offering with respect to which a registration statement is in effect under the Securities Act of 1933 (the '1933 Act') or pursuant to Rules 144 or 144A promulgated under such Act. Where registration is required, the Fund may be obligated to pay all or part of the registration expense, and a considerable period may elapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities will be valued in such manner as the Board of Directors of the Fund, in good faith, deems appropriate to reflect their fair market value.

     Lending of Portfolio Securities. The risks in lending portfolio securities, as with other extensions of credit, consist of possible loss of rights in the collateral should the borrower fail financially. In determining whether to lend securities to a particular borrower, the Investment Adviser will consider all relevant facts and circumstances, including the creditworthiness of the borrower. While securities are on loan, the borrower will pay the Fund any income earned thereon and the Fund may invest any cash collateral in portfolio securities, thereby earning additional income, or receive an agreed upon amount of income from a borrower who has delivered equivalent collateral. Loaned securities must be secured continuously by collateral consisting of cash, cash equivalents or United States Treasury Bills maintained in an amount at least equal to the market value of the securities loaned. The Fund will have the right to regain record ownership of loaned securities or equivalent securities at any time in order to exercise ownership rights such as voting rights, subscription rights and rights to dividends, interest or distributions. The Fund may pay reasonable finders', administrative and custodial fees in connection with a loan. The Fund will not lend its portfolio securities to any officer, director, employee or affiliate of the Fund or the Investment Adviser.


     Portfolio Turnover. The investment activities described above are likely to result in the Fund engaging in a considerable amount of trading of securities held for less than one year. Accordingly, it can be expected that the Fund will have a higher turnover rate than might be expected from investment companies which invest substantially all of their funds on a long-term basis. Correspondingly heavier brokerage commission expenses can be expected to be borne by the Fund. Management anticipates that the Fund's annual rate of portfolio turnover will not be in excess of 100% in future years. A 100% annual turnover rate would occur, for example, if all the stocks in the Fund's portfolio were replaced once in a period of one year. The annual portfolio turnover rates of securities of the Fund for the fiscal year ended November 30, 1995, the fiscal period ended November 30, 1994 and for the fiscal year ended December 31, 1993 were 55%, 55% and 64%, respectively.


     Within this basic framework, the policy of the Fund is to invest in any company and industry and in any type of security which are believed to offer possibilities for capital appreciation. Investments may be made in well-known and established companies as well as in new and unseasoned companies. Since securities fluctuate in value due to general economic conditions, corporate earnings and many other factors, the shares of the Fund will increase or decrease in value accordingly, and there can be no assurance that the Fund will achieve its investment goal or be successful.

     Securities Ratings. The ratings of securities by S&P, Moody's, Duff & Phelps and Fitch are a generally accepted barometer of credit risk. They are, however, subject to certain limitations from an investor's standpoint. The rating of an issuer is heavily weighted by past developments and does not necessarily reflect probable future conditions. There is frequently a lag between the time a rating is assigned and the time it is updated. In addition, there may be varying degrees of difference in credit risk of securities within each rating category.

     Securities rated Aaa by Moody's and AAA by S&P, Duff & Phelps and Fitch are considered to be of the highest quality; capacity to pay interest and repay principal is extremely strong. Securities rated Aa by Moody's and AA by S&P, Duff & Phelps and Fitch are considered to be high quality; capacity to repay principal is considered very strong, although elements may exist that make risks appear somewhat larger than exist with securities rated Aaa or AAA. Securities rated A are considered by Moody's to possess adequate factors giving security to principal and interest. S&P, Duff & Phelps and Fitch consider such securities to have a strong capacity to pay interest and repay principal. Such securities are more susceptible to adverse changes in economic conditions and circumstances than higher-rated securities.

     Securities rated Baa by Moody's and BBB by S&P, Duff & Phelps and Fitch are considered to have an adequate capacity to pay interest and repay principal. Such securities are considered to have speculative characteristics and share some of the same characteristics as lower-rated securities. Sustained periods of deteriorating economic conditions or of rising interest rates are more likely to lead to a weakening in the issuer's capacity to pay interest and repay principal than in the case of higher-rated securities. Securities rated Ba by Moody's and BB by S&P, Duff & Phelps and Fitch are considered to have speculative characteristics with respect to capacity to pay interest and repay principal over time; their future cannot be considered as well-assured. Securities rated B by Moody's, S&P, Duff & Phelps and Fitch are considered to have highly speculative characteristics with respect to capacity to pay interest and repay principal. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Securities rated Caa by Moody's and CCC by S&P, Duff & Phelps and Fitch are of poor standing and there is a present danger with respect to payment of principal or interest. Securities rated Ca by Moody's and CC by S&P and Fitch are minimally protected, and default in payment of principal or interest is probable. Securities rated C by Moody's, S&P and Fitch are in imminent default in payment of principal or interest and have extremely poor prospects of ever attaining any real investment standing. Securities rated D by S&P and Fitch are in default. The issuer of securities rated DD by Duff & Phelps is under an order of liquidation.

     Investment in Lower-Rated Fixed-Income Securities. Lower-rated securities, i.e., those rated Ba and lower by Moody's or BB and lower by S&P, Duff & Phelps or Fitch, are subject to greater risk of loss of principal and interest than higher-rated securities. They are also generally considered to be subject to greater market risk than higher-rated securities, and the capacity of issuers of lower-rated securities to pay interest and repay principal is more likely to weaken than is that of issuers of higher-rated securities in times of deteriorating economic conditions or rising interest rates. In addition, lower-rated securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities, although the market values of securities rated below investment grade and comparable unrated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities.

     The market for lower-rated securities may be thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. To the extent that there is no established secondary market for lower-rated securities, the Fund may experience difficulty in valuing such securities and, in turn, the Fund's assets. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not factual, may tend to impair their market value and liquidity.

     The Investment Adviser will try to reduce the risk inherent in investment in lower-rated securities through credit analysis, diversification and attention to current developments and trends in interest rates and economic and political conditions. However, there can be no assurance that losses will not occur. Since the risk of default is higher for lower-rated securities, the Investment Adviser's research and credit analysis are a correspondingly more important aspect of its program for managing the Fund's securities than would be the case if the Fund did not invest in lower-rated securities.

     In seeking to achieve the Fund's investment objective, there will be times, such as during periods of rising interest rates, when depreciation and realization of capital losses on securities in the Fund's portfolio will be unavoidable. Moreover, medium- and lower-rated securities and non-rated securities of comparable quality may be subject to wider fluctuations in yield and market values than higher-rated securities under certain market conditions. Such fluctuations after a security is acquired do not affect the cash income received from that security but are reflected in the net asset value of the Fund.

     Defensive Position.  For temporary defensive purposes, the Fund may invest in certain types of short-term, liquid, high grade debt securities. These securities may include U.S. Government securities, qualifying bank deposits, money market instruments, prime commercial paper, other types of short-term debt securities including notes and bonds and short-term, foreign-currency denominated securities of the type mentioned above issued by foreign governmental entities, companies and supranational organizations.

     Future Developments. The Fund may, following written notice to its shareholders, take advantage of other investment practices that are not currently contemplated for use by the Fund or are not available but may yet be developed, to the extent such investment practices are consistent with the Fund's investment objective and legally permissible for the Fund. Such investment practices, if they arise, may involve risks that exceed those involved in the activities described above.

FUNDAMENTAL INVESTMENT POLICIES

     The following restrictions may not be changed without approval of a majority of the outstanding voting securities of the Fund, which means the vote of (i) 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares, whichever is less.

     To maintain portfolio diversification and reduce investment risk, as a matter of fundamental policy, the Fund may not:

          (i) with respect to 75% of its total assets, have such assets represented by other than: (a) cash and cash items, (b) securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities, or (c) securities of any one issuer (other than the U.S. Government and its agencies or instrumentalities) not greater in value than 5% of the Fund's total assets, and not more than 10% of the outstanding voting securities of such issuer;

          (ii) purchase the securities of any one issuer, other than the U.S. Government and its agencies or instrumentalities, if immediately after and as a result of such purchase (a) the value of the holdings of the Fund in the securities of such issuer exceeds 25% of the value of the Fund's total assets, or (b) the Fund owns more than 25% of the outstanding securities of any one class of securities of such issuer;

          (iii) concentrate its investments in any one industry, but the Fund has reserved the right to invest up to 25% of its total assets in a particular industry;

          (iv) invest in the securities of any issuer which has a record of less than three years of continuous operation (including the operation of any predecessor) if such purchase at the time thereof would cause 10% or more of the value of the total assets of the Fund to be invested in the securities of such issuer or issuers;

          (v) make short sales of securities or maintain a short position or write put options;

          (vi) mortgage, pledge or hypothecate or otherwise encumber its assets, except as may be necessary in connection with permissible borrowings mentioned in investment restriction (xiv) listed below;

          (vii) purchase the securities of any other investment company or investment trust, except when such purchase is part of a merger, consolidation or acquisition of assets;

          (viii) purchase or sell real property (including limited partnership interests but excluding readily marketable interests in real estate investment trusts or readily marketable securities of companies which invest in real estate) commodities or commodity contracts;

          (ix) purchase participations or other direct interests in oil, gas, or other mineral exploration or development programs;

          (x) participate on a joint or joint and several basis in any securities trading account;

          (xi) invest in companies for the purpose of exercising control;

          (xii) purchase securities on margin, but it may obtain such short-term credits from banks as may be necessary for the clearance of purchases and sales of securities;

          (xiii) make loans of its assets to any other person, which shall not be considered as including the purchase of portion of an issue of publicly-distributed debt securities; except that the Fund may purchase non-publicly distributed securities subject to the limitations applicable to restricted or not readily marketable securities and except for the lending of portfolio securities in certain circumstances;

          (xiv) borrow money except for the short-term credits from banks referred to in paragraph (xii) above and except for temporary or emergency purposes and then only from banks and in an aggregate amount not exceeding 5% of the value of its total assets at the time any borrowing is made. Money borrowed by the Fund will be repaid before the Fund makes any additional investments;

          (xv) act as an underwriter of securities of other issuers, except that the Fund may acquire restricted or not readily marketable securities under circumstances where, if sold, the Fund might be deemed to be an underwriter for purposes of the Securities Act of 1933 (the Fund will not invest more than 10% of its net assets in aggregate in restricted securities and not readily marketable securities); and

          (xvi) purchase or retain the securities of any issuer if, to the knowledge of the Fund's management, those officers and directors of the Fund, and those employees of the Investment Adviser, who each owns beneficially more than one-half of 1% of the outstanding securities of such issuer together own more than 5% of the securities of such issuer.

     Whenever any investment policy or restriction states a minimum or maximum percentage of the Fund's assets which may be invested in any security or other asset, it is intended that such minimum or maximum percentage limitation be determined immediately after and as a result of the Fund's acquisition of such security or other asset. Accordingly, any later increase or decrease in percentage beyond the specified limitations resulting from a change in values or net assets will not be considered a violation of this percentage limitation. In the event that the aggregate of restricted and not readily marketable securities exceeds 10% of the Fund's net assets, the management of the Fund will consider whether action should be taken to reduce the percentage of such securities.

     The Fund is also subject to other restrictions under the Investment Company Act of 1940, as amended (the 'Act'), including restrictions on transactions with affiliated persons. The registration of the Fund under the Act, however, does not involve any supervision by any Federal or other agency of the Fund's management or investment practices or policies. In connection with the qualification or registration of the Fund's shares for sale under the securities laws of certain states, the Fund has agreed, in addition to the foregoing investment restrictions, that it will not invest in the securities of any issuer which has a record of less than three years of continuous operation (including the operation of any predecessor) if such purchase at the time thereof would cause more than 5% of the value of the Fund's total assets to be invested in the securities of such issuer or issuers. The Fund may not purchase or sell real property (including limited partnership interests but excluding readily marketable interests in real estate investment trusts, or readily marketable securities of companies which invest in real estate) commodities or commodity contracts. In addition, the Fund may not invest in mineral leases.

NET ASSET VALUE OF THE FUND SHARES

     The net asset value of Fund Shares is calculated by dividing the value of the Fund's net assets allocable to Fund Shares by the outstanding number of Fund Shares. Shares are valued each day the New York Stock Exchange (the 'Exchange') is open as of the close of regular trading (currently 4:00 p.m. Eastern time). The securities in the Fund are valued at their current market value determined on the basis of market quotations or, if such quotations are not readily available, such other methods as the Fund's Directors believe would accurately reflect fair market value.

     For purposes of the net asset value computation, readily marketable portfolio securities listed on the Exchange are valued at the last sale price reflected on the consolidated tape at the close of regular trading on the Exchange on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Board of Directors of the Fund shall determine in good faith to reflect its fair market value.

     Readily marketable securities not listed on the Exchange but listed on other national securities exchanges or admitted to trading on the National

Association of Securities Dealers Automated Quotations, Inc. ('NASDAQ') and National List ('List') are valued in like manner. Portfolio securities traded on more than one national securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities.

     Readily marketable securities traded only in the over-the-counter market, excluding those admitted to trading on the List, are valued at the mean of the current bid and asked prices as reported by NASDAQ or, in the case of securities not quoted on NASDAQ, the National Quotation Bureau or such other comparable sources as the Board of Directors of the Fund deems appropriate to reflect their fair market value.

     United States Government obligations and other debt instruments having 60 days or less remaining until maturity are stated at amortized cost if their original maturity was 60 days or less, or by amortizing their fair value as of the 61st day prior to maturity if their original term to maturity exceeded 60 days, (unless in either case the Board of Directors determines that this method does not represent fair value). All other assets of the Fund, including restricted and not readily marketable securities, are valued in such manner as the Board of Directors of the Fund in good faith deems appropriate to reflect their fair market value.

THE FUND'S INVESTMENT MANAGER

     Alliance Capital Management L.P., a New York Stock Exchange listed company, has been retained under an investment advisory agreement (the 'Advisory Agreement') to provide investment advice and, in general, to conduct the management and investment program of the Fund under the supervision and control of the Fund's Board of Directors.

     The Investment Adviser provides office space, investment advisory, administrative and clerical services, and order placement facilities for the Fund and pays all compensation of Directors and officers of the Fund who are affiliated persons of the Investment Adviser.

     Under its Advisory Agreement, the Fund pays a quarterly fee to the Investment Adviser on the first business day of January, April, July and October equal to 1/4 of 1% (approximately 1% on an annual basis) of the aggregate net asset value of the Fund at the end of the previous quarter. Such advisory fee is higher than that paid by most other investment companies, although the Investment Adviser believes the fee is comparable to those paid by other open-end investment companies of similar size and investment orientation.

     The Investment Adviser is, under the Advisory Agreement, responsible for any expenses incurred by the Fund in promoting the sale of Fund shares (other than the portion of the promotional expenses borne by the Fund in accordance with an effective plan pursuant to Rule 12b-1 under the 1940 Act, and the costs of printing and mailing Fund prospectuses and other reports to shareholders and all expenses and fees related to proxy solicitations and registrations and filings with the Securities and Exchange Commission and with state regulatory authorities).

     The Fund has, under the Advisory Agreement, assumed the obligation for payment of all of its other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Investment Adviser, the Fund may employ its own personnel. For such services, it also may utilize personnel employed by the Investment Adviser or its affiliates and, in such event, the services will be provided to the Fund at cost and the payments therefor must be specifically approved by the Fund's Board of Directors. The Fund paid to the Investment Adviser a total of $149,575 in respect of such services during the fiscal year ended November 30, 1995.

     The Advisory Agreement provides that the Investment Adviser will reimburse the Fund for its expenses (exclusive of interest, taxes, brokerage, distribution services fees pursuant to a Rule 12b-1 plan and other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses) which in any year exceed the limits prescribed by any state in which the Fund's shares are qualified for sale. The Fund may not qualify its shares for sale in every state. The Fund believes that presently the most restrictive expense ratio limitations imposed by any state in which the Fund has qualified its shares for sale is 2.5% of the first $30 million of the Fund's average net assets, 2.0% of the next $70 million of its average net assets and 1.5% of its average net assets in excess of $100 million. To determine whether payment is due the Fund, the expenses of the Fund are annualized on a monthly basis. Payment of the advisory fee will be reduced or postponed, if necessary, with any adjustments made after the end of the year.


     For the fiscal year ended November 30, 1995, the fiscal period ended November 30, 1994 and for the fiscal year ended December 31, 1993 the Investment Adviser received from the Fund advisory fees of $4,894,844, $1,794,378 and $1,746,156, respectively. During the same periods, no reimbursements were required.


     The following table lists the person or persons who are primarily responsible for the day-to-day management of the Fund's portfolio, the length of time that each person has been primarily responsible, and each person's principal occupation during the past five years.


                                                                     PRINCIPAL OCCUPATION DURING
                  EMPLOYEE; YEAR; TITLE                                  THE PAST FIVE YEARS
---------------------------------------------------------  ------------------------------------------------
Peter Anastos since 1992--Senior Vice President of         Associated with the Investment Adviser
  Alliance Capital Management Corp.
Gerald T. Malone since 1992--Senior Vice President of      Associated with the Investment Adviser since
  Alliance Capital Management Corp.                          1992; prior thereto associated with College
                                                             Retirement Equities Fund



THE FUND'S PLAN OF DISTRIBUTION

     The Fund has entered into a Distribution Services Agreement (the 'Agreement') with Alliance Fund Distributors, Inc., the Fund's principal underwriter ('AFD') to permit the Fund to directly or indirectly pay expenses associated with the distribution of its shares in accordance with a plan of distribution which is included in the Agreement and has been duly adopted and approved in accordance with Rule 12b-1 adopted by the Securities and Exchange Commission under the Act (the 'Plan').

     Pursuant to its Plan, the Fund pays to AFD a Rule 12b-1 distribution services fee, which may not exceed an annual rate of .30% of the Fund's aggregate average daily net assets attributable to the Fund Shares. The Plan provides that a portion of the distribution services fee in an amount not to exceed .25% of the aggregate average daily net assets of the Fund attributable to Fund Shares constitutes a service fee used for personal service and/or the maintenance of shareholder accounts.

     The Plan provides that AFD will use the distribution services fee received from the Fund in its entirety for payments (i) to compensate broker-dealers or other persons for providing distribution assistance, (ii) to otherwise promote the sale of shares of the Fund, and (iii) to compensate broker-dealers, depository institutions and other financial intermediaries for providing administrative, accounting and other services with respect to the Fund's shareholders. In this regard, some payments under the Plan are used to compensate financial intermediaries with trail or maintenance commissions in an amount equal to .25%, annualized, with respect to Fund Shares of the assets maintained in the Fund by their customers. The Plan also provides that the Investment Adviser may use its own resources to finance the distribution of the Fund's shares.

     The Fund is not obligated under the Plan to pay any distribution services fee in excess of the amounts set forth above. With respect to Fund Shares, distribution expenses accrued by AFD in one fiscal year may not be paid from distribution services fees received from the Fund in subsequent fiscal years.

     The Plan is in compliance with rules of the National Association of Securities Dealers, Inc. which effectively limit the annual asset-based sales charges and service fees that a mutual fund may pay on a class of shares to .75% and .25%, respectively, of the average annual net assets attributable to that class. The rules also limit the aggregate of all front-end, deferred and asset-based sales charges imposed with respect to a class of shares by a mutual fund that also charges a service fee to 6.25% of cumulative gross sales of shares of that class, plus interest at the prime rate plus 1% per annum.

     Under the Agreement, the Treasurer of the Fund reports the amounts expended under the Plan and the purposes for which such expenditures were made to the Directors of the Fund on a quarterly basis. Also, the Agreement provides that the selection and nomination of Directors who are not interested persons of the Fund (as defined in the Act) are committed to the discretion of such disinterested Directors then in office.


     During the Fund's fiscal year ended November 30, 1995, the Fund paid distribution services fees for expenditures under the Agreement to AFD with respect to Fund Shares in amounts aggregating $864,763, which constituted .30 of 1% of the average daily net assets attributable to the Fund Shares during the period and the Investment Adviser made payments from its own resources aggregating $220,419. Of the $1,085,182 paid by the Fund and the Investment Adviser under the Agreement, $48,108 was spent on advertising, $17,415 on the printing and mailing of prospectuses for persons other than current shareholders, $494,411 for compensation to broker-dealers (including $106,808 to AFD), $225,357 for compensation to sales personnel and $299,891 was spent on due diligence, travel, entertainment, occupancy, communications, taxes, depreciation and other promotional expenses.


FUND RISK FACTORS

     The Fund's Shares may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting the securities in which the Fund is invested and the success of the Fund's management in anticipating or taking advantage of such opportunities as they may occur. In addition, in the event of the inability of the investment adviser to act and/or claims or actions against the Fund by regulatory agencies or other persons or entities, the value of the Fund Shares may decline thereby causing a decline in the value of Units. Termination of the Fund prior to the Termination Date of the Trust may result in the termination of the Trust sooner than anticipated. Prior to a purchase of Units, investors should determine that the aforementioned risks are consistent with their investment objectives.

     The price of the Fund Shares will fluctuate as the daily prices of the individual securities in which it invests fluctuate, so that Fund Shares, when redeemed, may be worth more or less than their original cost. With respect to investments in foreign currency denominated securities, these fluctuations may be magnified by changes in foreign exchange rates. Investment in the Fund involves risks not associated with funds that invest solely in securities of U.S. issuers. While the Fund invests principally in common stocks and other equity securities, in order to achieve its investment objective the Fund may at times use certain types of investment derivatives, such as options, futures, forwards and swaps. These involve risks different from, and, in certain cases, greater than, the risks presented by more traditional investments.

     All Fund investments involve risk and there can be no guarantee against loss resulting from an investment in the Fund, nor can there be any assurance that the Fund's investment objective will be attained. As with any investment in securities, the value of, and income from, an investment in the Fund can decrease as well as increase, depending on a variety of factors which may affect the values and income generated by the Fund's portfolio securities, including general economic conditions, market factors and currency exchange rates. Additionally, investment decisions made by the Fund's investment adviser will not always be profitable or prove to have been correct. The Fund is not intended as a complete investment program.

RISK OF INVESTMENT IN UNITS


     The net asset value of the Fund's Shares, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price paid therefor by the Trust. An investment in Units of the Trust should be made with an understanding of the risks inherent in ownership of Fund Shares and Treasury Obligations. However, the Sponsor believes that, upon termination of the Trust on the mandatory termination date, even if the Fund Shares are worthless, the Treasury Obligations will provide sufficient cash at maturity to equal $15.00 per Unit. Part of such cash will, however, represent the accrual of taxable original issue discount on the Treasury Obligations.


     The Sponsor will receive a sales charge on all Units sold. In addition, the Indenture requires the Trustee to vote all Fund Shares held in the Trust in the same manner and ratio on all proposals as the vote of owners of Fund Shares not held by the Trust.

     A UNIT HOLDER PURCHASING A UNIT ON THE DATE OF THIS PROSPECTUS OR THEREAFTER MAY RECEIVE TOTAL DISTRIBUTIONS, INCLUDING DISTRIBUTIONS MADE UPON TERMINATION OF THE TRUST, THAT ARE LESS THAN THE AMOUNT PAID FOR A UNIT.

     Sales of Securities in the Portfolio under certain permitted circumstances may result in an accelerated termination of the Trust. It is also possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce the portfolio to a size resulting in such termination. In addition, the Trust may be terminated if the net aggregate value of the Trust is less than 40% of the aggregate maturity values of the Treasury Obligations calculated immediately after the most recent deposit of Treasury Obligations in the Trust (see 'Amendment and Termination--Termination'). Early termination of the Trust may have important consequences to the Unit Holder; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less than anticipated, and may result in a loss to a Unit Holder.

     In the event of the early termination of the Trust, the Trustee will cause the Fund Shares to be sold and the proceeds thereof distributed to the Unit Holders in proportion to their respective interests therein, unless a Unit Holder elects to receive Fund Shares 'in kind' (see 'Amendment and Termination of the Indenture--Termination'). Proceeds from the sale of the Treasury Obligations will be paid in cash.

     In the event of a notice that any Treasury Obligation will not be delivered ('Failed Treasury Obligations'), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Treasury Obligations ('Replacement Treasury Obligations') within a period ending on the earlier of the first distribution of cash to Trust Unit Holders or 90 days after the Date of Deposit. The cost of the Replacement Treasury Obligations may not exceed the cost of the

Treasury Obligations which they replace. Any Replacement Treasury Obligation deposited in the Trust will be substantially identical to every Treasury Obligation then in the Trust. Whenever a Replacement Treasury Obligation has been acquired for the Trust, the Trustee shall, within 5 days thereafter, notify Unit Holders of the acquisition of the Replacement Treasury Obligation.

     In the event a contract to purchase Securities fails and Replacement Treasury Obligations are not acquired, the Trustee will distribute to Unit Holders the funds attributable to the failed contract. The Sponsor will, in such case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Treasury Obligations, the remaining money will be distributed to Unit Holders.

     The Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit Holder's investment but may dispose of Securities only under limited circumstances (see 'Sponsor--Responsibility').

     To the best of the Sponsor's knowledge there was no litigation pending as of the Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

THE UNITS

     On the Date of Deposit, each Unit represented a fractional undivided interest in the Securities and the net income of the Trust set forth under 'Summary of Essential Information.' Thereafter, if any Units are redeemed by the Trustee, the amount of Securities in the Trust will be reduced by amounts allocable to redeemed Units, and the fractional undivided interest represented by each Unit in the balance will be increased, although the actual interest in the Trust represented by each Unit will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust itself (see 'Rights of Unit Holders--Redemption' and 'Amendment and Termination of the Indenture--Termination').

                            TAX STATUS OF THE TRUST

          In the opinion of Messrs. Cahill Gordon & Reindel, counsel for the Sponsor, under existing law:

          The Trust is not an association taxable as a corporation for United States federal income tax purposes and income of the Trust will be treated as income of the Unit Holders in the manner set forth below. Each Unit Holder will be considered the owner of a pro rata portion of each asset of the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the 'Code').



          Each Unit Holder will be required to include in his gross income, as determined for federal income tax purposes, original issue discount with respect to his pro rata portion of the Treasury Obligations held by the Trust at the same time and in the same manner as though the Unit Holder were the direct owner of such pro rata portion. Each Unit Holder will be considered to have received the distributions paid on his pro rata portion of the Fund Shares held in the Trust (including such portion of such distributions used to pay fees and expenses of the Trust) when such distributions are received or deemed to be received by the Trust. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's other miscellaneous deductions exceeds 2% of his adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor. The proceeds received by a Unit Holder upon termination of the Trust, redemption of Units or sales of Fund Shares will reflect the actual amounts paid to them, net of the Deferred Sales Charge and organizational costs. The relevant tax reporting forms sent to Unit Holders will reflect the actual amount paid to them net of the Deferred Sales Charge and organizational costs. Accordingly, Unit Holders should not increase the total cost for their Units by the amount of the Deferred Sales Charge or organizational costs.


          Each Unit Holder will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when the Unit Holder redeems or sells his Units. The total tax cost of each Unit (including the Initial Sales Charge) to a Unit Holder must be allocated among the assets held in the Trust in proportion to the relative fair market values thereof on the date the Unit Holder purchases his Units.

     The tax basis of a Unit Holder with respect to his interest in a Treasury Obligation will be increased by the amount of original issue discount thereon properly included in the Unit Holder's gross income as determined for Federal income tax purposes.

     The amount of gain recognized by a Unit Holder on a disposition of Fund Shares or Treasury Obligations by the Trust will be equal to the difference between such Unit Holder's pro rata portion of the gross proceeds realized by the Trust on the disposition and the Unit Holder's tax basis in his pro rata portion of the Fund Shares or Treasury Obligations disposed of, determined as described in the preceding paragraphs. Any such gain recognized on a sale or exchange and any such loss will be capital gain or loss, except that gain or loss recognized by a financial institution with respect to a Treasury Obligation or by a dealer with respect to Fund Shares or Treasury Obligations will be ordinary income or loss. Any capital gain or loss arising from the disposition of a Unit Holder's pro rata interest in a Security will be long-term capital gain or loss if the Unit Holder has held his Units and the Trust has held the Security for more than one year. A capital loss due to sale or redemption of a Unit Holder's interest with respect to Fund Shares held in the Trust will be treated as a long-term capital loss to the extent of any long-term capital gains derived by the Unit Holder from such interest if the Unit Holder has held such interest for six months or less. The holding period for this purpose will be determined by applying the rules of Sections 246(c)(3) and (4) of the Code. Under the Code, net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) of individuals, estates and trusts is subject to a maximum nominal tax rate of 28%. Such net capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out.

     If the Unit Holder sells or redeems a Unit for cash he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets represented by the Unit and will have taxable gain or loss measured by the difference between his per Unit tax basis for such assets, as described above, and the amount realized.

     Each Unit Holder's interest in each Treasury Obligation is treated as an interest in an original issue discount obligation. The original issue discount on each Treasury Obligation will be taxed as ordinary income for Federal income tax purposes and will be equal to the excess of the maturity value of the Unit Holder's interest in the Treasury Obligation over its cost to the Unit Holder. A Unit Holder will be required to include in gross income for each taxable year a portion of this original issue discount and will be subject to income tax thereon even though the income is not distributed. Original issue discount is treated for Federal income tax purposes as income earned under a constant interest formula which takes into account the semi-annual compounding of accrued interest, resulting in an increasing amount of original issue discount accruing in each year.

     A Unit Holder who is neither a citizen nor a resident of the United States and is not a United States domestic corporation (a 'foreign Unit Holder') will not generally be subject to United States federal income taxes, including withholding taxes, on his pro rata share of the original issue discount on the Treasury Obligations held in the Trust, any gain from the sale or other disposition of his, her or its pro rata interest in a Treasury Obligation or Fund Share held in the Trust, any undistributed gain retained by the Fund and designated by the Fund to be taken into account by its shareholders or any capital gain dividend received by the Trust from the Fund, which original issue discount is not effectively connected with the conduct by the foreign Unit Holder of a trade or business within the United States and which gain is either
(I) not from sources within the United States or (II) not so effectively connected, provided that:

          (a) with respect to original issue discount (i) the Treasury Obligations are in registered form and were issued after July 18, 1984, and
     (ii) the foreign Unit Holder is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to The Prudential Insurance Company of America;

          (b) with respect to any U.S.-source capital gain, the foreign Unit

     Holder (if an individual) is not present in the United States for 183 days or more during his or her taxable year in which the gain was realized and so certifies; and

          (c) the foreign Unit Holder provides the required certifications regarding (i) his, her or its status, (ii) in the case of U.S.-source income, the fact that the original issue discount or gain is not effectively connected with the conduct by the foreign Unit Holder of a trade or business within the United States, and (iii) if determined to be required, the controlled foreign corporation matter mentioned in clause
     (a)(ii) above.

Fund distributions paid to foreign Unit Holders either directly or through the Trust and not constituting income effectively connected with the conduct of a trade or business within the United States by the distributee will be subject to United States federal withholding taxes at a 30% rate or a lesser rate established by treaty unless the Fund distribution is a capital gain dividend. Foreign Unit Holders should consult their own tax counsel with respect to United States tax consequences of ownership of Units.

     Each Unit Holder (other than a foreign Unit Holder who has properly provided the certifications described in the preceding paragraph) will be requested to provide the Unit Holder's taxpayer identification number to the Trustee and to certify that the Unit Holder has not been notified that payments to the Unit Holder are subject to back-up withholding. If the taxpayer identification number and an appropriate certification are not provided when requested, a 31% back-up withholding will apply.

     The Fund has elected to qualify for and intends to remain qualified as a regulated investment company under the Code and to meet applicable requirements with respect to its gross income, diversification of holdings and distributions so that the Fund (but not the Trust Unit Holders) will be relieved of Federal income tax on the amounts distributed by the Fund to the Trust. Such distributions may include taxable net investment income and net capital gain from sales of securities held by the Fund. It is also possible for the Fund to retain net capital gains for investment, in which event the Fund will be subject to Federal income tax on the retained amount; but may, as a regulated investment company, designate the retained amount as undistributed capital gains in a notice to those persons who were its shareholders (including the Trust and thus its Unit Holders) at the close of the Fund's taxable year.

     If the Fund were to so retain any net capital gains for investment, its shareholders (including Trust Unit Holders) (a) would be required to include in gross income for tax purposes, as long-term capital gains, their proportionate shares of the undistributed net capital gain of the Fund, and (b) would be deemed to have paid their proportionate shares of the tax paid by the Fund on the undistributed net capital gain so that the amount of tax deemed paid by each such shareholder would be credited against the shareholder's United States federal income tax liability and a refund could be claimed to the extent that credits exceeded such liability. For United States federal income tax purposes, the basis of shares of the Fund owned by a shareholder of the Fund (including a Trust Unit Holder) would be increased by an amount equal to 65% of the amount of undistributed capital gains required to be so included in computing such Fund shareholder's long-term capital gains.

     Capital gain distributions, if any, made by the Fund, as a regulated investment company, are taxable as long-term capital gain, regardless of how long the Fund shareholder (including a Trust Unit Holder) has held the Fund's shares, and are not eligible for the dividends received deduction available to corporations. Other dividend distributions by the Fund may, depending upon the circumstances, be eligible for such dividends received deduction, in whole or in part.

     Generally, dividends paid by the Fund, as a regulated investment company, are treated as received by the Trust, and thus its Unit Holders, in the taxable year in which the distribution is made by the Fund; however, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as received on December 31 of the preceding year.

     Non-taxable Fund distributions reduce the Unit Holder's tax cost basis with respect to his interest in Fund Shares held by the Trust and are treated as a gain from the sale of such interest if and to the extent that such distributions exceed the tax cost basis of the Unit Holder with respect to his interest in Fund Shares held by the Trust.

     Income received by the Fund may be subject to withholding and other taxes imposed by foreign jurisdictions. In some instances, these taxes are limited by treaty between the United States and the relevant foreign jurisdiction. Treaty benefits may be available to the Fund to the same extent as they would be to individual U.S. shareholders. However, in some situations the Fund will be eligible for such benefits only if it can establish that a minimum specified percentage of the capital of the Fund is owned directly or indirectly by individual residents or citizens of the United States.

     The Code places a floor of 2% of adjusted gross income on miscellaneous itemized deductions, including investment expenses, of individuals (and estates and trusts other than grantor trusts, to the extent provided in regulations). The Code also directs the Secretary of the Treasury to issue regulations prohibiting indirect deductions through a mutual fund or other pass-through entity of amounts not allowable as a deduction under this rule if paid or incurred directly by such an investor, but such regulations are not to apply to indirect deductions through a 'publicly offered regulated investment company,' which the Fund is believed to be. The 2% floor rule will, however, apply in any event to investment expenses of the Trust, as opposed to the Fund, and affected Unit Holders should aggregate such expenses with their other miscellaneous deductions in applying the 2% rule.

     The Fund will file its 1995 information returns as a 'publicly offered regulated investment company.' The Trust cannot predict whether or not the Fund will qualify as a 'publicly offered regulated investment company' for 1995 or any later year. The term 'publicly offered regulated investment company' is defined as meaning a regulated investment company the shares of which are 'continuously offered' or regularly traded on an established securities market or 'held by or for no fewer than 500 persons at all times during the taxable year.'


     In addition, under the Code, the allowable amount of certain itemized deductions claimed by individual taxpayers, including investment expenses, is subject to an overall limitation applicable to individual taxpayers with adjusted gross income in excess of a $117,950 threshold amount ($58,975 for a married taxpayer filing separately). The $117,950 (or $58,975) threshold amount will be indexed for inflation after 1995. The overall limitation reduces the otherwise allowable amount of the affected itemized deductions by the lesser of
(i) 3% of the adjusted gross income in excess of the threshold amount or (ii) 80% of the amount of the otherwise allowable affected itemized deductions. The other limitations contained in the Code on the deduction of itemized expenses, including the 2% floor described above, are applied prior to this overall limitation.


     The Code also imposes a 4% excise tax on untaxed undistributed income of regulated investment companies. If the Fund distributes in each calendar year an amount equal to the sum of at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the 12 month period ended on October 31 of each calendar year (or on December 31 if the Fund qualifies to so elect and does so) and distributes an amount equal to the 2% balances not later than the close of the succeeding calendar year, the Fund will not be subject to this 4% excise tax. For purposes of this excise tax, any net long-term capital gain in excess of net short-term capital loss retained by the Fund for any fiscal year ending on or before the close of the calendar year but designated as undistributed capital gains taxable to shareholders as described above is treated as if distributed to the Fund's shareholders.

     The Fund may invest in passive foreign investment companies, various options and futures contracts and hedging transactions and may write call options and may be subject to foreign currency fluctuations, all of which have unique Federal income tax consequences. Such investments, options and currency fluctuations may affect the character, timing and amount of gain or ordinary income to be recognized by persons holding Fund Shares.

     Interest paid by a Unit Holder other than a corporation on indebtedness properly allocable to Units will be deductible as investment interest to the extent permitted by Section 163(d) of the Code.

     As of the end of each calendar year, the Trustee will furnish to each Unit Holder an annual statement containing information relating to the dividends (including capital gain dividends) received or deemed received, rebated 12b-1 fees received from the Sponsor, discount accrued on the Securities, the proceeds received by the Trust from the disposition of any Security (resulting from redemption or payment at maturity of any Security or the sale by the Trust of any Security), and the fees and expenses paid by the Trust.

     The foregoing discussion relates only to United States federal income taxes. Unit Holders may be subject to state, local or foreign taxation.

     Investors should consult their tax counsel for advice with respect to their own particular tax situations.

                                RETIREMENT PLANS

     Units in the Trust may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Investors considering participation in any such plan should review the laws specifically related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

     The Public Offering Price of the Units during the initial offering period is computed by adding to the aggregate offering side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge as set forth in the table under 'Volume Discount', herein. Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

     After the initial public offering period, the Public Offering Price of the Units will be computed by adding to the aggregate bid side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge as set forth in the table under 'Volume Discount', herein. Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

     The Public Offering Price on the date of this Prospectus or on any subsequent date will vary from the Public Offering Price as of the Date of Deposit set forth in the 'Summary of Essential Information' in accordance with fluctuations in the value of the Treasury Obligations and net asset value of the Fund Shares in the Trust.

     The Public Offering Price shall be determined for the Trust by the Evaluator in the following manner: the aggregate value of the Units shall be determined during the initial offering period on the basis of the offering prices of the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund, and following the initial offering period on the basis of the bid prices for the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund.


     The sales charge consists of an Upfront Sales Charge and a Deferred Sales Charge. The Upfront Sales Charge is computed by deducting the Deferred Sales Charge ($0.52 per Unit) from the aggregate sales charge; thus on the date of the Summary of Essential Information, the maximum Upfront Sales Charge, 1.0% of the Public Offering Price, is $0.13 per Unit. The Upfront Sales Charge is added to the purchase price at the time of purchase. The Deferred Sales Charge will initially be $0.52 per Unit. The Deferred Sales Charge will be paid through quarterly deductions of $4.33 per 100 Units resulting from the sale of Fund Shares commencing on the first Deferred Sales Charge Deduction Date as shown in the Summary of Essential Information. To the extent the entire Deferred Sales Charge has not been so deducted at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. For purchases of Units with a value of $100,000 or more, the sales charge is the amount shown below under 'Volume Discount.' Unit Holders acquiring Units of the Trust pursuant to an exchange of units of a different unit investment trust will be subject to a reduced sales charge which may include an initial sales charge at the time of the exchange and a Deferred Sales Charge.


     On the Date of Deposit, the Public Offering Price per Unit (based on the offering side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust) exceeded the Redemption Price and the Sponsor's Secondary Market Repurchase Price per Unit (each based upon the bid side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust less the Deferred Sales Charge) by the amounts set forth in 'Summary of Essential Information.'

PUBLIC DISTRIBUTION

     During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after such date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 30 days unless all Units are sold prior thereto, whereupon the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.


     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers will be made at prices which include a concession of 65%-78% of the total sales charge per Unit, but subject to change from time to time at the discretion of the Sponsor (such price does not include volume purchase discounts, which are available only to non-dealer purchasers). The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.



     Sales by a dealer will be aggregated with the dealer receiving the greatest concession level for all Units sold by such dealer up to a maximum of 78% of the sales load.


SECONDARY MARKET

     While not obligated to do so, it is the Sponsor's present intention to maintain a secondary market for Units and to continuously offer to repurchase Units from Unit Holders at the applicable Sponsor's Repurchase Price (see 'Summary of Essential Information'). The Sponsor's Repurchase Price is computed by adding to the aggregate of the bid side evaluation of the Treasury Obligations the net asset value of Fund Shares in the Trust, and cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities) deducting therefrom amounts required to redeem previously tendered Units and amounts required for distribution to Unit Holders of record as of a date prior to the evaluation, accrued expenses of the Trustee, Evaluator, and counsel, taxes and governmental charges, if any, any Deferred Sales Charge balance and any Reserve Account and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation. There is no sales charge incurred when a Unit Holder sells Units back to the Sponsor other than the payment of any Deferred Sales Charge balance payable. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of such Units will be for the account of the Sponsor.

     If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units of this Series at the Sponsor's Repurchase Price, without notice. In such event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the 'Redemption Price,' a price based on the current bid prices for the Treasury Obligations and the net asset value of the Fund Shares. Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

     The Sponsor receives a sales charge on the Units as indicated herein in the chart below under 'Volume Discount.' The Sponsor will receive payments from AFD based on the amount of Units sold. On the sale of Units to dealers, the Sponsor will retain the difference between the dealer concession and the sales charge (see 'Public Distribution').

     The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Treasury Obligations in the Trust representing the difference between the cost of the Treasury Obligations to the Sponsor and the cost of the Treasury Obligations to the Trust. The Sponsor will deposit all Fund Shares into the Trust at net asset value. (For a description of such profit (or loss) and the amount of such difference, see 'Schedule of Portfolio Securities.') During the initial offering period, to the extent additional Units continue to be issued and offered for sale to the public, the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the offering prices of the Treasury Obligations and in the net asset value of the Fund Shares in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business to the extent permitted by applicable regulations and may be of benefit to the Sponsor.

     The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

     Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time upon prior notice to Unit Holders change the amount by which the sales charge is reduced, or may discontinue the discount altogether.

     The sales charge for the Trust in the primary market will be reduced pursuant to the following graduated scale for sales to any person of Units with a value of $100,000 or more. The sales charge in the secondary market consists of an Upfront Sales Charge and the remaining portions of the Deferred Sales Charge.



                                                                                AFTER JANUARY 1, 1997 AND IN
                                PRIMARY MARKET PRIOR TO JANUARY 1, 1997             THE SECONDARY MARKET
                            ------------------------------------------------    -----------------------------
                              PERCENT OF       PERCENT OF       DEFERRED          PERCENT OF       PERCENT OF
                            PUBLIC OFFERING    NET AMOUNT     SALES CHARGE      PUBLIC OFFERING    NET AMOUNT
PURCHASES                        PRICE          INVESTED      PER 100 UNITS          PRICE          INVESTED
-------------------------   ---------------    ----------    ---------------    ---------------    ----------
Less than $100,000.......          5.0%           5.263%         $ 52.00              5.00%           5.263%
$100,000 or more.........             *                *         $ 52.00              4.00**          4.167**


------------------
 * Deferred Sales Charge only.


** The Upfront Sales Charge will equal the difference between the amount of the total sales charge and any unpaid DSC.


     The reduced sales charges as shown on the chart above will apply to such purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, including a partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of Units of any other trust that may be offered by the Sponsor.

     Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation, purchasing Units for a single trust estate or single fiduciary account.

EMPLOYEE DISCOUNT

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust at a price based on the offering side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                                EXCHANGE OPTION

     Unit Holders may elect to exchange any or all of their Units of this Series of the Government Securities Equity Trust for units of one or more of any other series in the Prudential Securities Incorporated family of unit investment trusts (except Series of Government Securities Equity Trust) or for any units of any additional trusts that may from time to time be made available for such exchange by the Sponsor (collectively referred to as the 'Exchange Trusts'). Such units may be acquired at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unit Holder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in the time and expense related to advice, financial planning and operational expense required for the Exchange Option.

     Exchange Trusts may have different investment objectives; a Unit Holder should read the prospectus for the applicable Exchange Trust carefully to determine its investment objective prior to exercise of this option.

     This option will be available provided the Sponsor maintains a secondary market in both the Units of this Series and units of the applicable Exchange Trust and provided that units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While it is the Sponsor's present intention to maintain a secondary market for the units of all such trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit Holder wishes to sell or exchange his Units; thus there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option at any time without further notice to Unit Holders (in the case of Units subject to a DSC, sixty days' notice will be given prior to the date of the termination of, or material amendment to, the Exchange Option except that no notice need be given under certain circumstances). In the event the Exchange Option is not available to a Unit Holder at the time he wishes to exercise it, the Unit Holder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unit Holder.

     To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the evaluation price per unit of the securities in that portfolio and the applicable sales charge of $15* per unit of the Exchange Trust. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest plus a reduced sales charge of $25* per Exchange Trust unit. The reduced sales charge for a unit holder of an Exchange Trust exchanging into this series of Government Securities Equity Trust will be $.23 per Unit for Units purchased in the secondary market and $.37 per Unit for Units purchased during the initial offering period. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the exchanging Unit Holder unless the Unit Holder adds the amount of cash necessary to purchase one additional whole Exchange Trust unit.

     Owners of units of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20* per Unit, subject to the terms and conditions applicable to the Exchange Option. To exercise this option, the owner should notify his retail broker. He will be given a prospectus of each series in which he indicates interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,100 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra

$560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

FEDERAL INCOME TAX CONSEQUENCES

     An exchange of Units pursuant to the Exchange Option will constitute a 'taxable event' under the Code, i.e., a Unit Holder will recognize gain or loss at the time of the exchange except that upon an exchange of Units of this Series of the Government Securities Equity Trust for units of any other series of the Exchange Trusts which are grantor trusts for United States federal income tax purposes the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that the underlying securities in each trust are substantially identical and the purchase of units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. Unit Holders are advised to consult their own tax advisors as to the tax consequences of exchanging Units in their particular case. In particular, Unit Holders who exchange Units of this Series of the Government Securities Equity Trust for units of any other series of Exchange Trusts within 91 days of acquisition of the Units should consult their tax advisors as to the possible application of
Section 852(f) of the Code to the exchange.

                      REINVESTMENT OF TRUST DISTRIBUTIONS

     Distributions by the Trust, if any, of dividend income received by the Trust, 12b-1 fee amounts paid by the Sponsor, distributions of any net capital gains received in respect of Fund Shares and proceeds of the sale of Fund Shares not used to redeem Units, net of Trust expenses, will be made quarterly on or shortly after the Quarterly Distribution Date to Unit Holders of record on the Quarterly Record Date immediately preceding such Quarterly Distribution Date. A Unit Holder will receive such amounts in cash unless such Unit Holder directs The Chase Manhattan Bank (National Association), acting as distribution agent, to invest such amounts on behalf of the participating Unit Holder in Fund Shares at such shares' net asset value, which shares will be subject to

------------------
* In the case of Units subject to a DSC, the exchange sales charge will be the remaining DSC if greater than the applicable reduced sales charge ($15, $20 or $25) or if the remaining DSC is less than applicable reduced sales charge, the Unit will be subject to the remaining DSC and the sales charge payable at the time of the exchange will be the difference between the amount of the reduced sales charge and the remaining DSC.

12b-1 expenses. Investment in Fund Shares is conditioned upon their lawful qualification for sale in the jurisdiction in which the Unit Holder resides. There can be no assurance, however, that such qualification will be obtained.

     The appropriate prospectus will be sent to the Unit Holder. A Unit Holder's election to participate in a reinvestment program will apply to all Units of the Trust owned by such Unit Holder. The Unit Holder should read the prospectus for the Fund carefully before deciding to participate.


                              EXPENSES AND CHARGES

EXPENSES

     All or a portion of the Organizational expenses and charges incurred in connection with the establishment of the Trust including the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out-of-pocket expenses, will be paid by the Trust. Historically, the costs of establishing unit investment trusts have been borne by a trust's sponsor. Advertising and selling expenses will be paid by the Sponsor and the underwriters, if any, at no cost to the Trust.

FEES

     The Trustee will receive for its services under the Indenture an annual fee in the amount set forth in the 'Summary of Essential Information.'

     For each evaluation of the Treasury Obligations in the Trust, the Evaluator shall receive a fee as set forth in the 'Summary of Essential Information.'


     The Trustee's fees, Evaluator's fees and Trust expenses are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available therein and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification 'All Services Less Rent' in the Consumer Price Index published by the United States Department of Labor. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Agreement.


OTHER CHARGES


     The following additional charges are or may be incurred by the Trust as more fully described in the Indenture: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith, willful misfeasance or willful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Indenture without gross negligence, bad faith, willful misfeasance or willful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust and (h) to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws subsequent to initial registration so long as the Sponsor is maintaining a market for the Units. The accounts of the Trust will be audited not less frequently than annually by independent public accountants selected by the Sponsor. The cost of such audit will be an expense of the Trust.


     The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (not Treasury Obligations) to pay such amounts. To the extent Fund Shares are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when Fund Shares would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Fund Shares may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses. If the cash dividends, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust and proceeds of Fund Shares sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust, the Trustee has the power to sell Treasury Obligations to pay such extraordinary expenses.

                       GOVERNMENT SECURITIES EQUITY TRUST

                            REINVESTMENT APPLICATION


I/We hereby authorize and direct The Chase Manhattan Bank (National Association) to apply all distributions that I/we have elected to be reinvested as a registered unitholder(s) of a Government Securities Equity Trust Series towards the purchase of Class A shares of the Alliance Technology Fund, Inc.

I/WE HOLD GOVERNMENT SECURITIES EQUITY TRUST SERIES 9
  (This Series can only reinvest into Class A shares of the Alliance Technology Fund, Inc.)

The authorization shall continue in effect until written notice of revocation is given by the certificate holder or his personal representatives.

  Name(s) in Which Unit Trust is Registered

  ---------------------------------------------------------------------------

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  Social Security or Tax Identification Number

  ---------------------------------------------------------------------------


  Signature                                         DATE

  ---------------------------------------------------------------------------
  Signature of Joint Tenant (if any)                DATE

  ---------------------------------------------------------------------------
    My/Our Brokerage Firm Is:

  ---------------------------------------------------------------------------
    My/Our Account Number Is:

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    Forward application to:  The Chase Manhattan Bank (National Association)
                               P.O. Box 888 -- Cooper Station
                               New York, NY 10276

                     [This page intentionally left blank]

                             RIGHTS OF UNIT HOLDERS

CERTIFICATES

     Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable or interchangeable upon presentation at the corporate trust office of the Trustee, properly endorsed or accompanied by an instrument of transfer satisfactory to the Trustee and executed by the Unit Holder or his authorized attorney, together with the payment of $2.00, if required by the Trustee (not currently required), or such other amount as may be determined by the Trustee and approved by the Sponsor, and any other tax or governmental charge imposed upon the transfer of Certificates. The Trustee will replace any mutilated, lost, stolen or destroyed Certificate upon proper identification, satisfactory indemnity and payment of charges incurred. Any mutilated Certificate must be presented to the Trustee before any substitute Certificate will be issued.

CERTAIN LIMITATIONS

     The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

     No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture (see 'Administration of the Trust--Amendment' and 'Administration of the Trust--Termination'). Unit Holders shall have no right to control the operation or administration of the Trust in any manner.

DISTRIBUTIONS

     The terms of the Treasury Obligations do not provide for periodic payment to the holders thereof of the annual accrual of discount. To the extent that dividends, distributions and/or 12b-1 fee payments from the Sponsor become payable with respect to the Fund Shares held in the Trust, the Trustee will collect such amounts as they become payable and credit such amounts to a separate Income Account created pursuant to the Indenture. All other moneys received by the Trustee with respect to the Fund Shares shall be credited to the Principal Account. Quarterly distributions to each Unit Holder of record as of the immediately preceding Quarterly Record Date will be made on the next following Quarterly Distribution Date and shall consist of an amount substantially equal to such Unit Holder's pro rata share of the distributable cash balances in the Income Account and the Principal Account, if any, computed as of the close of business on such Quarterly Record Date. No quarterly distribution will be made if the amount available for distribution is less than $2.50 per 100 Units, except that, no less than once a year, on a Quarterly Distribution Date, the Trustee shall distribute the entire cash balances in the Principal and Income Accounts. All funds collected or received will be held by the Trustee in trust without interest to Unit Holders as part of the Trust until required to be disbursed in accordance with the provisions of the Indenture. Such funds will be segregated by separate recordation on the trust ledger of the Trustee so long as such practice preserves a valid preference of Unit Holders under the bankruptcy laws of the United States, or if such preference is not preserved, the Trustee shall handle such funds in such other manner as shall constitute the segregation and holding thereof in trust within the meaning of the Investment Company Act of 1940, as the same may be from time to time amended. To the extent permitted by the Indenture and applicable banking regulations, such funds are available for use by the Trustee pursuant to normal banking procedures.

     The Trustee is authorized by the Indenture to withdraw from the Principal Account to the extent funds are not sufficient in the Income Account such amounts as it deems necessary to pay the expenses of the Trust. (see 'Expenses and Charges'). The Trustee may also withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account, to the extent available, that portion of the Redemption Price which represents income.

     The balance paid on any redemption, including income, if any, shall be withdrawn from the Principal Account of the Trust to the extent that funds are available. If such available balance is insufficient, the Trustee is empowered to sell Securities in order to provide moneys for redemption of Units tendered (see 'Rights of Unit Holders--Redemption').


     It is anticipated that the net asset value per Unit will be reduced quarterly by the quarterly payment of the deferred sales charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' deferred sales charge obligations. Fund Shares will be sold to pay the deferred sales charge to the Sponsor on each Deferred Sales Charge Deduction Date set forth in the Summary of Essential Information and to pay Trust organizational costs.

REPORTS AND RECORDS

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth: (1) as to the Income Account: dividends and other cash amounts received, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition and identity of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and for fees and expenses of the Trust, for payment of the Deferred Sales Charge and redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year;
(4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; (5) amounts actually distributed during such calendar year from the Income Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and (6) an annual report of original issue discount accrual.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the portfolio and a copy of the Indenture.

REDEMPTION

  Tender of Units

     Units may be tendered to the Trustee for redemption at its unit investment trust office at 770 Broadway, New York, New York 10003, upon delivery of a request for redemption and the Certificates for the Units requested to be redeemed and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

     Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer, although redemptions without the necessity of Certificate presentation will be effected for record Unit Holders for whom Certificates have not been issued. Unit Holders must sign exactly as their name appears on the face of the Certificate with the signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges or other financial institution acceptable to the Trustee, if any. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the 'Summary of Essential Information' on the date of tender (see 'Redemption--Computation of Redemption Price per Unit'). The 'date of tender' is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption

Price computed on that day.

     There is no sales charge incurred when a Unit Holder tenders his Units to the Trustee for redemption, however, any unpaid DSC will reduce the redemption proceeds. All amounts paid on redemption representing income will be withdrawn from the Income Account to the extent moneys are available; all other amounts will be paid from the Principal Account. The Trustee is required by the Indenture to sell Fund Shares and Treasury Obligations, to the extent possible in the same ratio as the ratio of Fund Shares and Treasury Obligations then held in the Trust, in order to provide moneys for redemption of Units tendered. To the extent Securities are sold, the size of the Trust will be reduced. Such sales could result in a loss to the Trust. The redemption of a Unit for cash will constitute a taxable event for the Unit Holder under the Code (see 'Tax Status of the Trust').

  Purchase by the Sponsor of Units Tendered for Redemption

     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, may purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., the Unit Holder will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see 'Public Offering of Units--Secondary Market'). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see 'Public Offering of Units--Public Offering Price'). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price subsequent to its acquisition of such Units (see 'Public Offering of Units--Profit of Sponsor').

  Computation of Redemption Price per Unit

     The Redemption Price per Unit is determined as of the Evaluation Time on the date any such determination is made. The Redemption Price is each Unit's pro rata share, determined by the Trustee, of the sum of:

          (1) the aggregate bid side evaluation of the Treasury Obligations in the Trust, as determined by the Evaluator, and the net asset value of the Fund Shares in the Trust determined as of the Evaluation Time set forth in the 'Summary of Essential Information'; and

          (2) cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities);

less amounts representing (a) accrued taxes and governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held with respect to previously tendered Units or for distribution to Unit Holders of record as of a date prior to the evaluation, (d) any Deferred Sales Charge balance and (e) any Reserve Account ('Redemption Price').

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend and holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

            COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE

     While the Public Offering Price of Units during the initial offering period is determined on the basis of the current offering prices of the Treasury Obligations and the net asset value of Fund Shares, the Public Offering Price of Units in the secondary market and the Redemption Price of Units are determined on the basis of the current bid prices of the Treasury Obligations and the net asset value of the Fund Shares. On the Date of Deposit, the Public Offering Price (which includes a sales charge) exceeded the Redemption Price by the amount indicated under 'Summary of Essential Information.' The bid prices for the Securities are expected to be less than the offering prices. The amount realized by a Unit Holder upon any redemption of Units may be less than the price paid by him for such Units.

                                    SPONSOR

     Prudential Securities Incorporated ('Prudential Securities') is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodity exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly-owned subsidiary of Prudential Securities Group Inc. and an indirect wholly-owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     Prudential Securities is distributor for Prudential Government Securities Trust (Intermediate Term Series), The Target Portfolio Trust, and for Class B shares of Prudential Adjustable Rate Securities Fund, Inc., and for Class B and C shares of The Blackrock Government Income Trust, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Allocation Fund, Prudential California Municipal Fund (California Income Series and California Series), Prudential Diversified Bond Fund, Inc., Prudential Europe Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Global Fund, Inc., Prudential Global Genesis

Fund, Inc., Prudential Global Natural Resources Fund, Inc., Prudential GNMA Fund, Inc., Prudential Government Income Fund, Inc., Prudential Growth Opportunity Fund, Inc., Prudential High Yield Fund, Inc., Prudential IncomeVertible(Registered) Fund, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential Multi-Sector Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund (except Connecticut Money Market Series,

Massachusetts Money Market Series, New York Money Market Series and New Jersey Money Market Series), Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Short-Term Global Income Fund, Inc., Prudential Strategist Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential U.S. Government Fund and Prudential Utility Fund, Inc.

     On October 21, 1993, Prudential Securities entered into an omnibus settlement with the Securities and Exchange Commission (the 'SEC'), state securities regulators (with the exception of the Texas Securities Commissioner who joined the settlement on January 18, 1994) and the National Association of Securities Dealers, Inc. (the 'NASD') to resolve allegations that from 1980 through 1990 Prudential Securities sold certain limited partnership interests in violation of securities laws to persons for whom such securities were not suitable and misrepresented the safety, potential returns and liquidity of these investments. Without admitting or denying the allegations asserted against it, Prudential Securities consented to the entry of an SEC Administrative Order which stated that Prudential Securities conduct violated the federal securities laws, directed Prudential Securities to cease and desist from violating the federal securities laws, pay civil penalties, and adopt certain remedial measures to address the violations.

     Pursuant to the terms of the SEC settlement, Prudential Securities agreed to the imposition of $10,000,000 civil penalty, established a settlement fund in the amount of $300,000,000 and procedures to resolve legitimate claims for compensatory damages by purchasers of the partnership interests. Prudential Securities settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. Prudential Securities consented to a censure and to the payment of a $5,000,000 fine in settling the NASD action.

     In October 1994, a criminal complaint was filed with the United States Magistrate for the Southern District of New York alleging that Prudential Securities committed fraud in connection with the sale of certain limited partnership interests in violation of federal securities laws. An agreement was simultaneously filed to defer prosecution of these charges for a period of three years from the signing of the agreement, provided that Prudential Securities complies with the terms of the agreement. If, upon completion of the three year period, Prudential Securities has complied with the terms of the agreement, no prosecution will be instituted by the United States for the offenses charged in the complaint. If on the other hand, during the course of the three year period, Prudential Securities violates the terms of the agreement, the U.S. Attorney can then elect to pursue these charges. Under the terms of the agreement, Prudential Securities agreed, among other things, to pay an additional $300,000,000 into the fund established by the SEC to pay restitution to investors who purchased certain Prudential Securities limited partnership interests.


LIMITATIONS ON LIABILITY

     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture, but will be under no liability to Unit Holders for taking any action or refraining from taking any action in good faith or for errors in judgment and will not be responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the sale of any Securities, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties (see 'Sponsor--Responsibility').

RESPONSIBILITY

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.


     Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security in the Trust for the purpose of redeeming Units tendered for redemption and to dispose of Fund Shares to pay Trust expenses, Trust organizational costs and the Deferred Sales Charge.


     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under 'Rights of Unit Holders--Distributions' to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

RESIGNATION

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                    TRUSTEE

     The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LIMITATIONS ON LIABILITY


     The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, Securities or Certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, negligence or reckless disregard for its obligations and duties. In addition, the Indenture provides that the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.


RESPONSIBILITY

     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any such sale of Fund Shares or by reason of the failure of the Sponsor to give directions to the Trustee.

     Additionally, the Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption. Fund Shares will be sold first unless the Sponsor is able to sell Treasury Obligations and Fund Shares in the proportionate relationship between the maturity values of the Treasury Obligations and the number of Fund Shares.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units or for payment of the DSC will be distributable by the Trustee to Unit Holders of record on the Quarterly Record Date next prior to a Quarterly Distribution Date.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under 'Rights of Unit Holders' and 'Sponsor--Resignation.'

RESIGNATION


     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee if it determines (i) that a material deterioration in the creditworthiness of the

Trustee or (ii) one or more negligent acts on the part of the Trustee having a materially adverse effect has occurred such that replacement of the Trustee is in the best interest of the Unit Holders. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.


                                   EVALUATOR

     The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., with main offices located at 65 Broadway, New York, New York 10006.

LIMITATIONS ON LIABILITY

     The Trustee, Sponsor and Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit Holders for errors in judgment. The Evaluator shall, however, be liable for its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Indenture.

RESPONSIBILITY

     The Indenture requires the Evaluator to evaluate the Treasury Obligations on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Treasury Obligations, see 'Public Offering of Units--Public Offering Price.'

RESIGNATION

     The Evaluator may resign or may be removed by the Sponsor, and the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor accepts appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                   AMENDMENT AND TERMINATION OF THE INDENTURE


AMENDMENT

     The Indenture may be amended by the Trustee and the Sponsor without the consent of Unit Holders (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency, and (c) to make such other provisions as shall not adversely affect the interest of the Unit Holders; provided that the Indenture may also be amended by the Sponsor and the Trustee with the consent of Unit Holders evidencing 51% of the Units at the time outstanding for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unit Holders. In no event shall the Indenture be amended so as to increase the number of Units issuable thereunder except as the result of the additional deposits of Securities, to permit the deposit of Securities after the Date of Deposit except in accordance with the terms and conditions of the Indenture as initially adopted, to permit any other acquisition of securities or other property by the Trustee either in addition to or in substitution for any of the Securities on hand in the Trust or to permit the Trustee to vary the investment of the Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted; or so as to adversely affect the characterization of the Trust as a grantor trust for Federal income tax purposes. In the event of any amendment, the Trustee is obligated to promptly notify all Unit Holders of the substance of such amendment.

TERMINATION

     The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets as shown by an evaluation made as described under 'Evaluator--Responsibility' is less than 40% of the aggregate maturity values of the Treasury Obligations deposited in the Trust on the Date of Deposit and subsequent thereto calculated after the most recent deposit of Treasury Obligations in the Trust or if there has been a material change in the Fund's objectives or if Replacement Treasury Obligations are not acquired. However, in no event may the Trust continue beyond the Mandatory Termination Date set forth under 'Summary of Essential Information.' In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

     Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust (other than Fund Shares for which an in kind distribution has been requested) and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit Holder, upon surrender for cancellation of his Certificate for Units, his pro rata share of: (i) the amount realized upon disposition of the Fund Shares unless the Unit Holder notifies the Trustee in writing of his preference for distribution 'in kind,' (ii) the amount realized upon the disposition or maturity of the Treasury Obligations and (iii) any other assets of the Trust. A Unit Holder may invest the proceeds of the Treasury Obligations in Fund Shares at such shares' net asset value, which shall be subject to 12b-1 expenses. The sale of the Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time and, therefore, the amount realized by a Unit Holder on termination may be less than the principal amount of Treasury Obligations represented by the Units held by such Unit Holder.

TAX IMPACT OF IN KIND DISTRIBUTION UPON TERMINATION

     Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to his agent) of his pro rata share of the Fund Shares in kind upon termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Fund Shares so distributed (other than any Fund Shares purchased with his pro rata share of the proceeds of Treasury Obligations) will be equal to his basis for the same Fund Shares (previously represented by his Units) prior to such distribution and his holding period for such Fund Shares will be the shorter of the period during which he held his Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer or a financial institution, when the Unit Holder disposes of such Securities in a taxable transfer.

                                 LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Messrs. Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                              INDEPENDENT AUDITORS

     The Statement of Financial Condition and Schedule of Portfolio Securities of the Government Securities Equity Trust included in this Prospectus have been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

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                       GOVERNMENT SECURITIES EQUITY TRUST
                                    SERIES 9

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Summary of Essential Information......................................  A- 4
Independent Auditors' Report..........................................  A- 7
Statement of Financial Condition......................................  A- 8
Schedule of Portfolio Securities......................................  A- 9
The Trust.............................................................  B- 1
    Trust Formation...................................................  B- 1
    Securities Selection..............................................  B- 2
    Stripped U.S. Treasury Obligations................................  B- 2
    Alliance Technology Fund, Inc.....................................  B- 3
    General Information Regarding the Fund............................  B- 3
    Additional Investment Policies and Practices......................  B- 5
    Fundamental Investment Policies...................................  B- 9
    Net Asset Value of the Fund Shares................................  B-10
    The Fund's Investment Manager.....................................  B-10
    The Fund's Plan of Distribution...................................  B-11
    Fund Risk Factors.................................................  B-12
    Risk of Investment in Units.......................................  B-12
    The Units.........................................................  B-13
Tax Status of the Trust...............................................  B-13
Retirement Plans......................................................  B-16
Public Offering of Units..............................................  B-16
    Public Offering Price.............................................  B-16
    Public Distribution...............................................  B-17
    Secondary Market..................................................  B-17
    Profit of Sponsor.................................................  B-17
    Volume Discount...................................................  B-18
    Employee Discount.................................................  B-18
Exchange Option.......................................................  B-18
    Federal Income Tax Consequences...................................  B-19
Reinvestment of Trust Distributions...................................  B-19
Expenses and Charges..................................................  B-20
    Expenses..........................................................  B-20

    Fees..............................................................  B-20
    Other Charges.....................................................  B-20
Rights of Unit Holders................................................  B-21
    Certificates......................................................  B-21
    Certain Limitations...............................................  B-21
    Distributions.....................................................  B-21
    Reports and Records...............................................  B-22
    Redemption........................................................  B-22
Comparison of Public Offering Price and Redemption Price..............  B-23
Sponsor...............................................................  B-23
    Limitations on Liability..........................................  B-24
    Responsibility....................................................  B-24
    Resignation.......................................................  B-24
Trustee...............................................................  B-25
    Limitations on Liability..........................................  B-25
    Responsibility....................................................  B-25
    Resignation.......................................................  B-25
Evaluator.............................................................  B-25
    Limitations on Liability..........................................  B-25
    Responsibility....................................................  B-26
    Resignation.......................................................  B-26
Amendment and Termination of the Indenture............................  B-26
    Amendment.........................................................  B-26
    Termination.......................................................  B-26
    Tax Impact of In Kind Distribution Upon Termination...............  B-27
Legal Opinions........................................................  B-27
Independent Auditors..................................................  B-27



                               [G/SET 9   LOGO]


                                    SPONSOR

                       PRUDENTIAL SECURITIES INCORPORATED
                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                                    TRUSTEE

                            THE CHASE MANHATTAN BANK
                             (NATIONAL ASSOCIATION)
                            1 CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10081

                                   EVALUATOR

                         KENNY S&P EVALUATION SERVICES,
                                 A DIVISION OF
                              J.J. KENNY CO., INC.
                                  65 BROADWAY

                            NEW YORK, NEW YORK 10006

                                  FUND SHARES

                         ALLIANCE TECHNOLOGY FUND, INC.

--------------------------------------------------------------------------------

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

ITEM A--BONDING ARRANGEMENTS

     The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The cross-reference sheet.
     The Prospectus.
     Signatures.
     Written consents of the following persons:
          Cahill Gordon & Reindel (included in Exhibit 5).
          Deloitte & Touche LLP.*
          Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (as Evaluator).



THE FOLLOWING EXHIBITS:



    *** Ex-3.(i)    --      Certificate of Incorporation of Prudential Securities Incorporated dated March 29, 1993.
 ****** Ex-3.(ii)   --      Revised By-Laws of Prudential Securities Incorporated as amended through March 31, 1995.
   **** Ex-4.a      --      Trust Indenture and Agreement dated May 16, 1989.
      * Ex-4.b      --      Reference Trust Agreement dated February 6, 1996.
      * Ex-5        --      Opinion of counsel as to the legality of the securities being registered.
      * Ex-23       --      Consent of Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (as Evaluator).
  ***** Ex-24       --      Powers of Attorney executed by a majority of the Board of Directors of Prudential Securities
                            Incorporated.
      * Ex-27       --      Financial Data Schedule
        Ex-99.1     --      Information as to Officers and Directors of Prudential Securities Incorporated is incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File
                            No. 8-16267).
     ** Ex-99.2     --      Affiliations of Sponsor with other investment companies.
     ** Ex-99.3     --      Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

------------






 *     Filed herewith.

 ** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Prudential Unit Trusts, Insured Tax-Exempt Series 1, Registration No. 2-89263.
 *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 5, Registration No. 33-57992.
 **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 1, Registration No. 33-25710.
 ***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681.

****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 177, Registration No. 33-57845.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, GOVERNMENT SECURITIES EQUITY TRUST SERIES 9, HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK ON THE 6TH DAY OF FEBRUARY, 1996.


                                          GOVERNMENT SECURITIES EQUITY TRUST
                                          Series 9
                                                (Registrant)

                                          By PRUDENTIAL SECURITIES INCORPORATED
                                                   (Depositor)

                                               By      /s/  KENNETH SWANKIE
                                                  ------------------------------
                                                  Kenneth Swankie
                                                  Senior Vice President,
                                                  Manager--Unit Investment Trust
                                                  Department

                                          By the following persons,* who
                                             constitute a majority of the Board
                                             of Directors of Prudential
                                             Securities Incorporated

                                                ALAN D. HOGAN
                                                GEORGE A. MURRAY
                                                LELAND B. PATON
                                                VINCENT T. PICA
                                                RICHARD REDEKER
                                                HARDWICK SIMMONS
                                                LEE B. SPENCER, JR.

                                          By         /s/  KENNETH SWANKIE
                                            -----------------------------------
                                               (KENNETH SWANKIE, SENIOR VICE
                                            PRESIDENT, MANAGER--UNIT INVESTMENT
                                              TRUST DEPARTMENT, AS AUTHORIZED
                                            SIGNATORY FOR PRUDENTIAL SECURITIES
                                              INCORPORATED AND ATTORNEY-IN-FACT
                                                FOR THE PERSONS LISTED ABOVE)

------------
* Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL



     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.


                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS


     We consent to the use of our report dated February 6, 1996, accompanying the financial statements of the Government Securities Equity Trust Series 9, included herein and to the reference to our Firm as experts under the heading 'Auditors' in the prospectus which is a part of this registration statement.



DELOITTE & TOUCHE LLP



New York, New York
February 6, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    EXHIBITS
                                       TO
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                            ------------------------

                       GOVERNMENT SECURITIES EQUITY TRUST
                                    SERIES 9

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

  EXHIBIT NO.                                    EXHIBIT INDEX                               PAGE NO.
----------------     ----------------------------------------------------------------------  --------
   *** Ex-3.(i)   -- Certificate of Incorporation of Prudential Securities Incorporated
                     dated March 29, 1993.
****** Ex-3.(ii)  -- Revised By-Laws of Prudential Securities Incorporated as amended through March 31, 1995.
  **** Ex-4.a     -- Trust Indenture and Agreement dated May 16, 1989.
     * Ex-4.b     -- Reference Trust Agreement dated February 6, 1996.
     * Ex-5       -- Opinion of counsel as to the legality of the securities being registered.
     * Ex-23      -- Consent of Kenny S&P Evaluation Services, a division of Kenny
                     Information Systems, Inc. (as Evaluator).
 ***** Ex-24      -- Powers of Attorney executed by a majority of the Board of Directors of
                     Prudential Securities Incorporated.
     * Ex-27      -- Financial Data Schedule.
       Ex-99.1    -- Information as to Officers and Directors of Prudential Securities
                     Incorporated is incorporated by reference to Schedules A and D of Form
                     BD filed by Prudential Securities Incorporated, pursuant to Rules
                     15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act
                     File No. 8-16267).
    ** Ex-99.2    -- Affiliations of Sponsor with other investment companies.
    ** Ex-99.3    -- Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

------------
      * Filed herewith.
     ** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Prudential Unit Trusts, Insured Tax-Exempt Series 1, Registration No. 2-89263.
    *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 5, Registration No. 33-57992.
   **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 1, Registration No. 33-25710.
  ***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 172, Registration No. 33-54681.
 ****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 177, Registration No. 33-57845.